Exhibit 99.1

INVENTIVA S.A.

A joint-stock company (société anonyme) with a share capital of 383,930.11 euros

Registered office: 50, rue de Dijon, 21121 Daix, France

Dijon Trade and Companies Register 537 530 255

INTERIM FINANCIAL REPORT

FOR THE SIX MONTHS ENDED JUNE 30, 2020

Table of contents

1. Interim Financial Report	2
1.1. General overview of activities	2
1.2. Significant events in first-half 2020	2
1.3. Recent events and prospects	7
1.4. Update to the organization of research and development activities	10
1.5. Risk factors	12
1.6. Earnings analysis	18
1.7. Analysis of the balance sheet at June 30, 2020	24
2. Cash flow and equity	27
2.1. Cash and cash equivalents	27
2.2. Cash flow analysis	30
2.3. Anticipated sources of funds	32
3. Interim financial statements	33
3.1. Statutory Auditor’s report	33
3.2. Condensed interim financial statements	35
4. Persons responsible	63
4.1. Person responsible for the Interim Financial Report	63
4.2. Declaration by the person responsible for the Interim Financial Report	63
4.3. Person responsible for financial information	63

Definitions

In this half-yearly report (the Interim Financial Report), and unless otherwise specified, the terms Inventiva or the Company are taken to mean the company Inventiva S.A. with its registered office at 50, rue de Dijon, 21121 Daix, France, and which is listed with the Dijon Trade and Companies Register under number 537 530 255.

A glossary defining certain terms used in this Interim Financial Report is given in the 2019 Universal Registration Document.

Forward-looking information

This Interim Financial Report contains information about the Company’s objectives and development priorities. This information is sometimes identified by the usage of the future, the conditional or terms such as “consider”, “anticipate”, “think”, “aim”, “expect”, “understand”, “should”, “seek”, “estimate”, “believe”, “wish”, “can” or, where applicable, the negative form of these same terms, or any other variants or similar terminology. The reader’s attention is drawn to the fact that these objectives and development priorities are dependent on circumstances or facts that cannot be certain to occur or materialize. These objectives and development priorities are not historical data and should not be interpreted as a guarantee that the facts or data will occur, that the assumptions will be proven correct or that the objectives will be achieved. By their very nature, these objectives might not be achieved and any representations or information given in this Interim Financial Report may prove to be incorrect. The Company has no obligation whatsoever to update this information, subject to the applicable regulations and, in particular, the General Regulation of the French Financial Markets Authority (Autorité des marchés financiers – AMF).

Market and competitive position

This Interim Financial Report also contains information about the Company’s activities and the markets on which it operates. This information comes from studies or surveys carried out internally or externally. Other information contained in this Interim Financial Report is available to the general public. The Company considers that all of this information is reliable but it has not been verified by an independent expert. The Company cannot guarantee that a third party using different methods to gather, analyze or calculate market data would obtain the same results.

Rounding of figures

Certain figures (including data expressed in thousands or millions of euros or dollars) and the percentages presented in this Interim Financial Report have been rounded up or down. Accordingly, totals given may vary slightly from those obtained by adding the exact (unrounded) values of those same figures.

Abbreviations

Certain figures are given in thousands or millions of euros and are indicated as € thousand or € million respectively.

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1.	Interim Financial Report

1.1.      General overview of activities

Since the Company’s founding, most of its resources have gone into research and development (R&D), particularly in order to develop:

-	the lanifibranor clinical program in a Phase IIb NATIVE (NAsh Trial to Validate IVA337 Efficacy) clinical study for patients suffering from non-alcoholic steatohepatitis (NASH), for which it published positive results on June 15, 2020;
-	the odiparcil clinical program, for which the positive results of the Phase IIa clinical study in the treatment of type VI mucopolysaccharidoses, or MPS VI, were announced in December 2019;
-	to a lesser extent, the Company’s pre-clinical product portfolio, notably in the field of oncology.

These research and development activities are presented in further detail in Chapter 1 Business activities and markets of the 2019 Universal Registration Document.

Changes in research and development costs are detailed in section 1.6.2 Operating expenses below.

1.2.      Significant events in first-half 2020

1.2.1.                       Operations and product portfolio

The 2019 Universal Registration Document has been updated following the publication of Amendment No. 1 describing the Company’s main clinical and pre-clinical programs. The significant events linked to the programs that took place in the first six months of 2020 are as follows:

Lanifibranor

Last patient visit for the Phase IIb NATIVE clinical trial of lanifibranor in NASH

In March 2020, Inventiva announced the last visit of the last patient out of the 247 candidates recruited for its Phase IIb NATIVE clinical study to investigate lanifibranor in the treatment of NASH.

Filing of a new patent in China on May 25, 2020 to expand the protection of Inventiva’s lead product candidate

The China National Intellectual Property Administration (CNIPA) has granted a new patent directed at the use of lanifibranor for the treatment of several fibrotic diseases in China until June 2035. In particular, this new patent covers the use of the Company’s lead product candidate lanifibranor for the treatment of NASH, hepatic fibrosis, chronic renal failure and fibrotic pulmonary disorder. It thereby expands the protection of the molecule in China, the world’s second largest market for the pharmaceutical industry, and builds on a previously granted New Chemical Entity (NCE) patent.

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Lanifibranor meets the primary and key secondary endpoints in the Phase IIb NATIVE clinical trial evaluating lanifibranor in the treatment of NASH

On June 15, 2020, the Company announced positive topline results from the Phase IIb NATIVE clinical trial. In this 24-week clinical study, lanifibranor, an orally-available small molecule and the only pan-PPAR agonist currently in clinical development for the treatment of NASH, met its primary endpoint in the Intention To Treat (ITT) population at the dose of 1,200mg/day, with a statistically significant (p = 0.004) decrease of at least two points in the SAF activity score (combining liver inflammation and ballooning) compared to baseline and with no worsening of fibrosis. 49% of patients in the group receiving 1,200mg/day of lanifibranor achieved the primary endpoint, compared with 27% in the placebo arm.

Treatment with lanifibranor also met multiple key secondary endpoints including:

•	resolution of NASH with no worsening of fibrosis in both dose groups (800mg/day and 1,200mg/day);
•	improvement of fibrosis by at least one stage with no worsening of NASH in the group receiving 1,200mg/day; and
•	NASH resolution and improvement in fibrosis in both dose groups (800mg/day and 1,200mg/day).

Statistically significant results were also obtained in both lanifibranor groups (800mg/day and 1,200mg/day) with:

•	decreases in insulin, fasting glucose and glycated hemoglobin (HbA1c) levels in patients with type 2 diabetes;
•	decreases in triglyceride levels;
•	an increase in high-density lipoprotein (HDL) cholesterol rates; and
•	decreases in hepatic enzyme rates (ALT, AST and GGT).

With these results, lanifibranor is the first drug candidate to achieve statistically significant results on the two Food and Drug Administration (FDA) and European Medicine Agency (EMA) primary endpoints relevant for seeking accelerated approval after Phase III clinical development.

Odiparcil

Development of the clinical program evaluating odiparcil for the treatment of patients with mucopolysaccharidosis or MPS

In December 2019, the Company announced positive results from a Phase IIa clinical trial of odiparcil for the treatment of adult patients with the MPS VI subtype. In this trial, researchers observed that odiparcil, in combination with enzyme replacement therapy, or ERT, was associated with improvements in corneal clouding and cardiac and respiratory function and exhibited a favorable tolerability profile. Signals of clinical activity were also detected in patients treated only with odiparcil. In addition, because MPS is a progressive disease, Inventiva believes there is benefit in treating pediatric patients with MPS VI, and plans to commence a Phase Ib/II clinical trial of odiparcil in a pediatric population by the second half of 2021. If the results of this trial are favorable, the Company plans to initiate Phase III clinical development of odiparcil as a monotherapy and in combination with ERT for the treatment of adult and pediatric patients with MPS VI.

In addition, the Company plans to initiate a Phase IIa extension study in the first half of 2021 to investigate the long-term safety and efficacy of odiparcil in patients aged 16 years and above who completed the prior Phase IIa trial. Inventiva believes odiparcil’s mechanism of action is relevant to a number of MPS subtypes, and it also plans to initiate pivotal trials for the treatment of one or more of MPS subtypes I, II, IVa and VII.

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YAP-TEAD

Selection process for a drug candidate for oncology disorders underway

Inventiva’s Hippo signaling pathway program aims to disrupt the interaction between yes-associated protein, or YAP, and transcription enhancer associated domain transcription factors, or TEAD, an interaction that plays a key role in oncogenic and fibrotic processes. In xenograft and orthotopic models of malignant pleural mesothelioma, Inventiva observed that YAP-TEAD inhibition was associated with reduced tumor growth. Inventiva is in the process of selecting an oncology development candidate for its Hippo program, which it anticipates will enter pre-clinical development in 2021 for the treatment of non-small cell lung cancer and mesothelioma.

1.2.2.                       Other events

Full payment of the 2018 CIR research tax credit received

The Company received the full amount of the 2018 CIR research tax credit (crédit d’impôt recherche – CIR), i.e., €4.2 million, in January 2020.

Vesting of 63,300 free shares (AGAs)

On January 26, 2020, the Chairman and Chief Executive Officer placed on record a capital increase arising from the vesting of AGA 2018-2 free shares (attribution gratuite d’actions – AGA) in an amount of €633 through the issue of 63,300 new ordinary shares with a par value of €0.01 each. On that date, the number of shares outstanding was therefore increased to 26,909,412 and the share capital to €269,094.12.

Capital increase reserved for a category of investors

On February 11, 2020, Inventiva completed a capital increase with cancellation of shareholders’ pre-emptive subscription rights. The issue was subscribed by BVF Partners L.P., Novo A/S, New Enterprise Associates 17, L.P and Sofinnova Partners, existing shareholders of the Company.

A total of 3,778,338 new shares were issued at a per-share price of €3.97 (par value of €0.01 plus an issue premium of €3.96), generating net proceeds of €14.7 million for the Company.

The settlement-delivery of the new shares took place on February 11, 2020 in a total gross amount of €15.0 million. The new shares were admitted to trading on Euronext Paris on the same date.

New share warrant plans (BSAs)

On March 9, 2020, the Company’s Board of Directors approved two new BSA share warrant plans (bons de souscription d’actions – BSA) for two Company service providers. Under the plans, a total of 46,000 share warrants will be granted, as follows:

-	10,000 share warrants to Jérémy Goldberg, a member of JPG Healthcare LLC; and
-	36,000 share warrants to David Nikodem, a member of Sapidus Consulting Group LLC.

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Non-dilutive financing of €10 million guaranteed by the French State in the context of the Covid-19 pandemic

In May 2020, the Company obtained financing for a total amount of €10 million from a syndicate of French banks, in the form of three loans guaranteed by the French State (prêts garantis par l’état – PGE). The loans mature in May 2021, and the Company has the option to extend the maturity date for up to an additional four years.

Full payment of the 2019 CIR research tax credit received

At June 30, 2020, Inventiva had received the full amount of its 2019 CIR research tax credit, namely €4.2 million, following the acceptance by the French tax authorities of the full adjustment claimed by the Company. In April 2020, the Company received a prepayment of €3.5 million from Société Générale Factoring, corresponding to 81% of the total amount of the 2019 CIR research tax credit.

Response from the French tax authorities relating to the payroll taxes dispute

On June 16, 2020, the Company received a response from the French tax authorities, granting it a concession with respect to the disputed payroll taxes for fiscal year 2018.

Vesting of 227,000 free shares (AGAs)

On June 28, 2020, the Chairman and Chief Executive Officer placed on record a capital increase arising from the two-year vesting of AGA 2019-2 free shares in a nominal amount of €2,270 through the issue of 227,000 new ordinary shares with a par value of €0.01 each. At that date, the number of shares outstanding was therefore increased to 30,914,750 and the share capital to €309,147.50.

Impact of the Covid-19 pandemic

The Covid-19 pandemic is creating uncertainty and it is currently difficult to predict its impact on the Company’s business activities, financial position and operating results.

The Company has implemented a series of measures to address and minimize the impact of Covid-19 on its employees, customers and business and to protect their health and safety, while assisting the ongoing development of its research programs.

Following the updated recommendations of domestic public health authorities and a continuous risk assessment of the Covid-19 pandemic situation, Inventiva continues to implement measures to minimize risks for its employees and support their health and safety in these unprecedented times. At the present date, the internal R&D and support activities of the Company are not expected to be significantly impacted in the future.

The Company is closely monitoring the Covid-19 crisis and adapting its measures and response strategy accordingly. In March 2020, the Company implemented work-from-home policies for all employees. It has since been able to reopen its offices and welcome back its employees through a phased, principles-based approach that involved adapting its premises, with a focus on ensuring employee safety and an optimal work environment. The Company is also working closely with its employees and subcontractors to manage its supply chain and mitigate potential disruptions to its product supplies as a result of Covid-19. However, if the pandemic persists for an extended period and begins to impact essential distribution systems, the Company may experience disruptions in the supply chain and its operations.

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The Company has already experienced and may continue to experience disruptions and delays in pre-clinical programs and clinical trials. For example, clinical site initiation and patient recruitment may be delayed due to the prioritization of essential resources for hospitals in the fight against Covid-19.

Due to Covid-19, the screening and recruitment of new patients has already been suspended at the University of Florida where Professor Kenneth Cusi’s Phase II NAFLD study is currently ongoing. However, given the positive effects of lanifibranor on reducing steatosis observed in the Phase IIb NATIVE clinical trial evaluating lanifibranor for the treatment of NASH, Professor Cusi concluded that the number of patients could be reduced to 34 from the original 64, without compromising the statistical power of the trial. Some patients may not be able to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services. Similarly, the Company may experience difficulties in recruiting and retaining patients and principal investigators and site staff due to fear of exposure to Covid-19, which could have a significant adverse impact on its clinical trials.

At the present date, the major impacts on lanifibranor and odiparcil development plans pertain respectively to the Phase 3 study in NASH and to the Phase 1b/2 study (Safe-KIDDS study) in MPS VI children from 5 to 15 years of age. The Covid-19 crisis may:

•	Delay the start of the Phase 3 study and the start of the Safe-KIDDS study due to delays in the review of clinical trial submission dossiers by the Competent Authorities (including Ethics Committees) and in investigational site openings due to lack of availability of clinical staff.
•	Impede the conduct of the studies due to the lack of availability of clinical staff at investigational sites and, if lock-down resumes, patients can no longer access investigational centers or investigational centers cannot be not supplied with treatment units in a timely fashion.

Overall, any delays in Phase 3 will affect the registration of lanifibranor in NASH and odiparcil in MPS.

The global pandemic of Covid-19 continues to evolve and its ultimate impact remains uncertain. The Company cannot predict the full extent of potential delays or impacts for its clinical trials, or potential impact on its business. Inventiva is committed to continuing to implement measures aimed at minimizing any further potential business impact from the Covid-19 pandemic and continuing to comply with the updated guidance documents of the regulatory authorities. The Company will continue to closely monitor, assess and respond to the situation as it evolves over time and continue to work closely with authorities, its contract research organizations, trial sites and investigators to critically reassess all its existing programs, and communicates furtherwhen and if appropriate.

With respect to regulatory activities, there have been no delays in the timing of the Company’s interactions with the regulatory authorities to date. However, the Company may be impacted by such delays due to the absence of the authorities’ employees, an inability to conduct the necessary physical inspections for regulatory approval or the refocusing of regulatory efforts and attention on the approval of other therapeutic products and other activities to combat Covid-19.

As a result of its cash position after the Nasdaq IPO, the Company confirms its cash runway until the end of Q4 2022. For further details, see Note 2 “Cash flow and equity” of this Interim Financial Report.

At the date of issuance of this financial report, the Company was not aware of any specific events or circumstances that would require it to update its estimates, assumptions and judgments or to revise the carrying amounts of its assets and liabilities. Such estimates may be adjusted as new events occur and additional information is obtained. The adjustments will be recognized in the interim financial statements as soon as the Company becomes aware of the new events or the additional information. Actual results may differ from the estimates and any differences may be material for the financial statements.

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1.3.      Recent events and prospects

Lanifibranor

New date on circulating biomarkers from Phase IIb NATIVE clinical trial evaluating lanifibranor in NASH

On September 17, 2020, following the publication of the positive results from the NATIVE Phase IIb clinical trial evaluating lanifibranor in NASH in June 2020, Inventiva has progressed with the analysis of the circulating biomarkers. The first results of this analysis have shown a positive and statistically significant decrease of some biomarkers under lanifibranor treatment. Of importance and in line with the mechanism of action of lanifibranor, patients treated with the drug candidate showed improvements on biomarkers of fibrosis (Pro-C3 - a marker of fibrogenesis and ratio TIMP-1/MMP2 – a ratio depicting the inhibition of matrix remodeling process), apoptosis (CK18-M30 - a marker of apoptosis) and inflammation (Ferritin and hs-CRP – markers of inflammation). These findings are presented in the table below:

Measure of circulating biomarkers in NATIVE Phase IIb trial: significant decrease under lanifibranor treatment compared to placebo after 24-weeks

Median relative change from baseline at week 24 (%)		Lanifibranor	Placebo	P-value
Fibrosis	Pro-C3	-13.9%	-4.1%	p= 0.005*
	Pro-C3 >14 µg/mL(1) at baseline	-20.5%	-12.8%	p= 0.017*
	Ratio TIMP-1/MMP2	-22.5%	-4.6%	p < 0.001*
Apoptosis	CK18-M30	-41.1%	0.5%	p < 0.001*
Inflammation	Ferritin	-29.4%	-9.1%	p < 0.001*
	hs-CRP	-35.5%	13.0%	p < 0.001*

(1)	Level where it is estimated that fibrogenisis is active and corresponding to F2/F3 patients

FAS (Full Analysis Set) population with available data at baseline (pre-treatment) and at week 24 (post-treatment)

* Median change under lanifibranor are statistically significantly different compared to placebo, using the common threshold of 5% (Exploratory Wilcoxon test)

Reduction by Professor Kenneth Cusi of the number of patients in the ongoing Phase II trial evaluating lanifibranor in type 2 diabetes patients (T2DM) with Non-Alcoholic Fatty Liver Disease (NAFLD)

On July 6, 2020, Professor Kenneth Cusi decided to reduce the number of patients to be evaluated for the Phase II study of lanifibranor in patients with T2DM and NAFLD being carried out at the University of Florida.

Following higher than expected observed effects of lanifibranor in reducing steatosis during the Phase IIb NATIVE clinical trial in NASH, the number of patients to be recruited in the trial evaluating lanifibranor in patients with T2DM and NAFLD has been reduced to 34 (vs. 64 initially). At present, this investigator-initiated trial has recruited 25 patients, 19 of which have completed the 24-week period of treatment. The results of this study are currently expected in 2021. At present, due to Covid-19, the screening and recruitment of new patients at the University of Florida has been suspended and results may be delayed.

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Odiparcil

Acceptance of the Investigational New Drug (IND) application for odiparcil in MPS VI by the U.S. Food and Drug Administration (FDA)

On August 10, 2020, the FDA accepted Inventiva’s IND application for odiparcil for the treatment of MPS VI, allowing the Company to initiate clinical trials with this drug candidate in the United-States.

Decision to extend the duration of the Phase I/II SAFE-KIDDS

On July 23, 2020, the Company decided to extend the duration of the Phase I/II SAFE-KIDDS (SAFEty, pharmacoKInetics and pharmacoDynamics, Dose escalating Study) clinical trial evaluating odiparcil in MPS VI children from 6 months to 12 months following a scientific advice meeting with the EMA in July. The launch of the trial is expected in the first half of 2021.

Inventiva’s latest research on odiparcil’s mechanism of action published in leading peer-reviewed scientific journal PLOS ONE

The scientific paper reviewed the latest non-clinical pharmacology data obtained from skin fibroblasts from MPS VI patients (in vitro) and MPS VI mouse model (in vivo). The results show that odiparcil was associated with decreased glycosaminoglycan (GAG) accumulation as well as increased GAG excretion, and highlight its distribution in MPS VI disease-relevant tissues and organs. This publication is consistent with positive results previously observed in odiparcil’s clinical development for the treatment of MPS VI.

Other significant events

USD 107.7 million initial public offering on the Nasdaq Global Market

On July 15, 2020, Inventiva closed its initial public offering on the Nasdaq Global Market of a total of 7,478,261 ordinary new shares in the form of American Depositary Shares (ADSs), at an offering price of USD 14.40 per share (the Offering). The initial public offering included an over-allotment option for a maximum of 15% of the number of new shares offered as part of the Offering, i.e., a maximum of 1,121,739 Additional New Shares (or ADS), at the same price as the shares offered as part of the Offering. The purpose of the option was to cover any over-allotments and facilitate any stabilization transactions. The option expired on August 7, 2020 without having been exercised.

The aggregate gross proceeds of the Offering, before deducting underwriting commissions and estimated expenses payable by the Company, were approximately USD 107.7 million (€94.9 million1). The net proceeds from the transaction will mostly be used to complete the preparatory stages and launch a Phase III clinical trial for lanifibranor in the treatment of NASH, and to continue with the development of odiparcil. The capital increase enables the Company to continue to finance its activities through the fourth quarter of 2022.

Following settlement-delivery on July 15, 2020, Inventiva’s share capital amounted to €383,930.11 divided into 38,393,011 shares. The ordinary shares are fungible with the existing shares of the Company and have been admitted to trading on the regulated market of Euronext Paris under the symbol “IVA”. The ADSs are listed on the Nasdaq Global Market under the symbol “IVA” and began trading on July 10, 2020.

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1 Based on an exchange rate of USD 1.1342 per euro, as published by the European Central Bank on July 9, 2020.

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Appointment of Dr Arun J. Sanyal to Inventiva’s Scientific Advisory Board (SAB), further strengthening the SAB’s expertise in the field of NASH

Inventiva has further reinforced its SAB in the field of NASH with the appointment of Dr Arun J. Sanyal on July 29, 2020. Professor of Medicine, Physiology and Molecular Pathology in the Division of Gastroenterology at Virginia Commonwealth University (VCU) Medical Center in Richmond, Virginia, Dr Sanyal’s research focuses on all aspects of NAFLD and NASH as well as complications of cirrhosis and end-stage liver disease. He also serves as Chairman of the National Institutes of Health (NIH) NASH Clinical Research Network, the Non-Invasive Biomarkers of Metabolic Liver Disease (NIMBLE) consortium and the Liver Forum for NASH and Fibrosis. In addition to his ISAB participation, Dr. Sanyal is involved in preparing the Phase III protocol for the development on lanifibranor in NASH patients.

Key expected milestones

-	End of NATIVE Phase IIb clinical trial meeting with the FDA and Scientific Advice meeting with the EMA (planned for fourth quarter of 2020)
-	AbbVie’s completion of its ongoing Phase I clinical trial with ABBV-157 in psoriasis patients (expected fourth quarter of 2020)
-	Preparation for commencement of the Phase III clinical trial evaluating lanifibranor in NASH (planned for the first half of 2021)
-	Initiation of the Phase I/II SAFE-KIDDS (SAFEty, pharmacoKInetics and pharmacoDynamics, Dose escalating Study) clinical trial evaluating odiparcil in MPS VI children (planned for the first half of 2021)
-	Initiation of the Phase IIa extension clinical trial with odiparcil in MPS VI patients who completed the prior Phase IIa clinical trial (iMProveS) (planned for the first half of 2021)

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1.4.      Update to the organization of research and development activities

The organization of the Company’s research and development activities is described in section 1.1.10 of the 2019 Universal Registration Document. At the date of this Interim Financial Report, this information is updated as follows:

Research and development activities are organized into five departments covering the entire drug discovery process: Clinical Development and Regulatory Affairs, Pharmaceutical Development, Biology and Pharmacology (in charge of target validation and in vivo and in vitro tests), Screening and Compound Management (in charge of the high throughput and high content screenings as well as the management of Inventiva’s solid and liquid compound library), Chemistry (in charge of medicinal and analytical chemistry as well as computer assisted drug design) and ADME/PK (in charge of measuring compounds’ physical properties). The organization also has experienced project managers and a coordinating planner to expedite internal programs.

The development activities are managed by two project directors in charge of managing the lanifibranor and odiparcil project teams, who assemble all the expertise required to rapidly move the programs forward (CMC, toxicology, regulatory, clinical operations, ADME, etc.).

Clinical Development and Regulatory Affairs

This department was created in order to conduct lanifibranor and odiparcil clinical trials. At June 30, 2020, it includes 12 people, but it also works with external providers. This department is in charge of designing the clinical development plans and conducting the Company’s clinical trials. The Clinical Development and Regulatory Affairs Department selects and manages the Contract Research Organizations (CROs) in charge of clinical trials in NASH and MPS, and interacts with regulatory authorities.

Another individual, who is in charge of clinical quality assurance with the support of an external provider, also works with this group.

Pharmaceutical Development

This working group of three people is in charge of the coordination of the synthesis process for products in development, as well as their formulation and manufacture, all of which are outsourced.

Biology Department

This department comprises Pharmacology and Screening and Compound Management.

It includes 21 Ph.D. doctors and scientists in charge of target validation, assay development and cellular biology, enzymology and pharmacology studies. Several fibrosis models are routinely run in the Company’s facilities. All of the experiments are carried out in the Company’s facilities, which are AAALAC accredited (Association for Assessment and Accreditation of Laboratory Animal Care International).

The department also includes Ph.D. doctors and scientists in charge of all internal and partnered screening activities using high content and high throughput screening. This team is in charge of managing the Company’s compound library of 240,000 molecules.

Chemistry Department

This department includes 17 Ph.D. doctors and scientists in charge of designing the best patent-protected drug candidates. The team is specialized in small molecule chemistry and has accumulated a large expertise in the field of nuclear receptors, transcription factors and epigenetic targets chemistry. It is also in charge of synthetic organic chemistry, computational and medicinal chemistry, analytical services, library synthesis and scale-up synthesis.

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ADME/PK Department

This department includes 7 Ph.D. doctors and scientists providing support to internal and partnered programs with a wide variety of in vitro assays covering ADME, complete metabolism characterization and assessment of drug-drug interaction potential.

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1.5.      Risk factors

The Company conducted a review of the risks that could have a material adverse effect on the Company, its business, financial position, results or ability to achieve its objectives, and considers that the material risks to which it is exposed are those presented in Chapter 2 of its 2019 Universal Registration Document as amended by Amendment No. 1 to the 2019 Universal Registration Document.

The risks posed by the Covid-19 pandemic presented in section 2.1.1.3 of the 2019 Universal Registration Document are updated as follows:

2.1.1.3 Risks related to the Covid-19 pandemic

The Company could be adversely affected by the effects of pandemics in regions where it or third parties on which it relies have significant concentrations of clinical trial sites, manufacturing facilities or other business operations. For example, in December 2019, a novel strain of coronavirus, Covid-19, was reported to have surfaced in Wuhan, China. Since then, Covid-19 has spread to multiple countries, including France, the United States and several other European countries, including countries where testing is planned or underway. In March 2020, the World Health Organization declared the Covid-19 outbreak a pandemic, and travel restrictions were imposed, notably with regard to the United States, various European countries and certain other countries. The Company has already implemented a series of measures and a work-from-home policy to address and mitigate the impact of Covid-19 on all its employees and customers and support their health and safety, while promoting the continued development of its research programs. Despite these measures, the Company’s productivity and organization, as well as the progress of clinical trials, could experience difficulties and delays. The consequences of these measures on the Company’s ability to continue to operate normally will depend, on the one hand, on the duration of the health crisis and, on the other hand, on the severity of the restrictions imposed. These and similar, and perhaps more severe, disruptions in the Company’s operations could negatively impact its business, operating results and financial position.

Quarantines, shelter-in-place and similar government orders, or the perception that such orders could occur could impact the Company’s personnel and the personnel at third-party manufacturing facilities in the United States, Europe or any other country affected by the pandemic, in particular because they or their families are infected or fear being infected, and do not wish to be in contact with groups of people. The Company is also working closely with its personnel and third-party manufacturers to manage its supply chain activities and mitigate potential disruptions to product supplies as a result of the Covid-19 pandemic. However, if the Covid-19 pandemic persists for an extended period of time and begins to impact essential distribution systems, the Company could experience disruptions to its supply chain and operations. The availability and cost of products required for the Company’s business could also be affected, particularly for experimental and comparator drugs used in the Company’s clinical trials.

In addition, the Company has experienced and may continue to experience disruptions and delays to the progress of its clinical programs and clinical trials. Clinical site initiation and patient enrollment may be delayed due to prioritization of hospital resources for the Covid-19 pandemic. For example, due to Covid-19, the recruitment and screening of new patients for the Phase II study in NAFLD at the University of Florida has been suspended. Some patients may not be able to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services. Similarly, the Company may experience difficulties in recruiting and retaining patients and principal investigators and site staff due to fear of exposure to Covid-19, which could have a significant adverse impact on its clinical trials. At the present date, the Covid-19 crisis could have a major impact on the anticipated development of lanifibranor (Phase III of the NASH trial) and of odiparcil (Phase Ib/II of the Safe-KIDDS trial for the treatment of MPS VI).

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With respect to regulatory activities, to date the Company has not experienced delays in the timing of its interactions with regulatory authorities. However, it may be impacted by such delays due to, for example, absenteeism by government authority staff, the inability to conduct planned physical inspections required for regulatory approval, or the diversion of regulatory efforts and attention to the approval of other therapeutics or other activities related to Covid-19. Due to Covid-19, the screening and recruitment of new patients has already been suspended at the University of Florida, where a Phase II NAFLD study is currently ongoing. Some patients may not be able to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services. Similarly, the Company may experience difficulties in recruiting and retaining patients and principal investigators and site staff due to fear of exposure to Covid-19, which could have a significant adverse impact on its clinical trials.

Furthermore, changes in local regulations as part of a response to the Covid-19 outbreak may require the Company to change the ways in which its clinical trials are conducted, which may result in unexpected costs, or discontinue the clinical trials altogether especially in case of delays due to necessary interactions with local regulators, ethics committees and other important agencies and contractors triggered by limitations in employee resources or forced furlough of government employees. Finally, the Company could face the refusal of the EMA or the FDA to accept data from clinical trials conducted in geographical areas affected by the pandemic.

The spread of Covid-19, which has caused a broad impact globally, may materially affect the Company economically. While the potential economic impact brought by, and the duration of, Covid-19 may be difficult to assess or predict, a widespread pandemic could result in significant disruption of global financial markets, reducing the Company’s ability to access capital, which could in the future negatively affect liquidity. In addition, a recession or market correction resulting from the spread of Covid-19 could materially affect the Company's business and the value of common stock.

Although the impact is limited at this time, given the global economic downturn, the general disruption of global health systems and other risks and uncertainties related to the pandemic, the extent to which Covid-19 is likely to affect the Company’s business and clinical trials will depend on future developments that are highly uncertain and cannot be predicted with confidence at this time, such as the ultimate duration and geographic distribution of the pandemic, travel restrictions, quarantines, social distancing and business closure requirements in the United States, the European Union and other countries, and the effectiveness of actions taken globally to contain and treat the disease. The extent of the negative impact of this epidemic on the financial markets and on the Company’s share price is also unknown at this time.

At the present date, the internal R&D and support activities of the Company are not expected to be significantly impacted in the future.

For more information on the impact of the Covid-19 pandemic on the Company’s activities at the date of publication hereof, see section 1.2.2 Other events of this Interim Financial Report.

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Section 2.1.3.5 of the 2019 Universal Registration Document regarding risks related to the significant influence of certain shareholders on the Company’s business and strategy is updated as follows:

2.1.3.5 Risks related to the significant influence of certain shareholders on the Company’s business and strategy: Frédéric Cren and Pierre Broqua together hold 38% of voting rights

Frédéric Cren, Chairman and Chief Executive Officer, and Pierre Broqua, Deputy Chief Executive Officer and Chief Scientific Officer, have significant influence over the Company. At the date of the Interim Financial Report, Frédéric Cren and Pierre Broqua together hold 25% of the share capital and double voting rights on their shares, representing 38% of voting rights. Acting in concert, they may influence significant decisions relating to, in particular, the appointment of directors, the approval of the annual financial statements and dividend distribution, as well as changes to the Company’s share capital and bylaws.

Section 2.1.4.6 of the 2019 Universal Registration Document regarding risks related to the foreign investment regime in France as amended by Amendment No. 1 to the 2019 Universal Registration Document is updated as follows:

2.1.4.6 Risks related to the foreign investment regime in France

Any investment: (i) by (a) any non-French citizen, (b) any French citizen with foreign tax residence within the meaning of Article 4B of the French General Tax Code (Code Général des Impôts), (c) any non-French entity, or (d) any French entity controlled by one or several of the aforementioned individuals or entities; (ii) that would result in the relevant investor (a) acquiring control – within the meaning of Article L. 233-3 of the French Commercial Code (Code de commerce) – of an entity having its registered office in France, (b) acquiring all or part of a business line of an entity having its registered office in France, or (c) for investors who are not citizens and/or residents of a member state of the European Union or the European Economic Area or, in the case of legal entities, that have at least one member in their chain of control who is not a citizen and/or resident of said member states, acquiring more than 25% of the voting rights in an entity having its registered office in France; and (iii) whose activities extend, even occasionally, to research and development in critical technologies, such as biotechnologies, that are considered essential for the protection of public health, is subject to the prior authorization of the French Minister for the Economy and Finance. On July 2, 2020, the French Ministry for the Economy confirmed that Inventiva’s activities fall within the scope of this regime. Consequently, all investment projects involving the Company’s capital that meet the above-mentioned criteria must be authorized by the French Minister for the Economy prior to their completion, by application from the investor concerned.

Furthermore, Decree no. 2020-892 of July 22, 2020 requires that (i) until December 31, 2020, the threshold for foreign investment be lowered to 10% of the voting rights of companies listed on a regulated market, and (ii) this new threshold be subject to an accelerated review procedure (filing of a simplified form after which the Minister will have a period of ten days to decide whether the transaction should be subject to further review. In the absence of a response, the transaction will be deemed to be authorized).

If an investment in the Company requiring the prior authorization of the French Minister for the Economy is made before authorization is granted, the Minister may cancel the transaction or require (under penalty of a fine) that the investor concerned (i) submit a request for authorization, (ii) wind up the investment at its own expense, or (iii) amend the investment. The Minister may also require that the investor comply with certain undertakings and conditions (including regular reporting obligations). Investors may be found criminally liable and may be sanctioned, in particular by being excluded from any public market or by a fine which may not exceed the largest of the following three amounts: (i) twice the amount of the investment in question, (ii) 10% of the annual turnover before tax of the Company, or (iii) €5 million (for a company) or €1 million (for an individual). The application of these regulations is likely to be a potential barrier to investments by investors located outside the European Economic Area and could therefore limit the Company’s access to financing.

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In addition, section 2.1.4 Legal and regulatory risks is hereby updated with the following risk factor:

2.1.4.7 The fact that the Company is a listed company in the United States, and as such must comply with US market regulations as well as with European and French regulations, may mobilize a great deal of the Company’s resources, take management's attention away from other matters and even impact on the Company’s capacity to attract and retain executive management and qualified members for its Board of Directors.

As a listed company in the United States, the Company is subject to the disclosure requirements under the Securities Exchange Act of 1934, the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as criteria for listing shares on the Nasdaq and other laws and regulations pertaining tolisted securities. Complying with these laws and regulations gives rise to an increase in legal, financial and accounting compliance costs. It makes certain activities difficult, long and costly, and increases the pressure on the Company’s systems and resources.

The Company must deploy dedicated internal resources, possibly hire external consultants and implement a detailed working plan to assess and document the relevance of internal control of financial information, take measures, if necessary, to improve the control processes, use tests to ensure that the controls run as documented and put in place a process to present reports and continued improvement measures. This may take management’s attention away from other Company matters, which could have a negative impact on the Company’s business and the results of its operations. This will oblige the Company to hire more staff in the future or call on the services of external consultants in order to comply with requirements, which will give rise to increased costs and expenses.

The Company believes that, due to its status as a listed company in the United States and the higher risk of lawsuits that implies, it may be more difficult to attract and retain qualified members for its Board of Directors, particularly qualified members for its audit committee and its compensation committee, and for its executive management.

The publication of legal documentation with the Securities and Exchange Commission in the United States may increase the Company’s visibility on the US market, notably as regards its business activities and financial position. Heightened visibility on the US market also incurs a higher risk of disputes with investors. Competitors or third parties could also take legal proceedings against the Company based on this information, which, if effective, could affect the Company’s activity and the results of its operations. Even if the legal proceedings did not give rise to an unfavorable result for the Company, the procedures and the time and resources necessary to resolve them could compel the Company to use resources that would otherwise have been allocated to the Company’s ordinary business.

In addition, being a listed company in France and in the United States, the Company is subject to the legal disclosure and regulatory requirements of both countries. It must also ensure that the documents published in the two different markets enable all investors to stay equally informed. This could lead to uncertainties in determining the applicable rules, as well as higher costs, particularly with regard to implementing best practices in the publication of information and corporate governance.

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Section 2.1.5.1 of the 2019 Universal Registration Document relating to liquidity risk is updated as follows:

2.1.5.1 Liquidity risk: the Company believes that it has sufficient funding to finance its activities through the fourth quarter of 2022

The Company’s cash and cash equivalents at December 31, 2019 totaled €35.8 million. Since its inception in October 2011, the Company has made major investments, financed in particular by (i) the exceptional subsidy of €96 million in the form of quarterly payments granted by Abbott in 2012 and which expired in 2017, (ii) the revenue generated by the AbbVie Partnership, and (iii) the reimbursement of French research tax credit receivables.

At the date of this Interim Financial Report, the Company does not consider itself exposed to a liquidity risk in the coming 12 months. Inventiva’s cash and cash equivalents amounted to €52.2 million at June 30, 2020 versus €46.9 million at March 31, 2020 and €35.8 million at December 31, 2019. The Company believes that its cash and cash equivalents as at June 30, 2020 will be sufficient to finance its operating expenses until the third quarter of 2021.

The capital increase on the Nasdaq Global Market for a total of USD 107.7 million in July 2020 has extended the Company’s liquidity until the fourth quarter of 2022.

After this date, the Company may be unable to finance its growth itself and will need to strengthen its equity or find additional financing for its development.

The implementation and terms and conditions of new financing will depend on factors, particularly economic and market ones, over which the Company has no control. In particular, the consequences and uncertainties related to the Covid-19 pandemic could adversely affect the Company’s ability to obtain new financing. This new financing could take the form of bank or bond financing which would then affect the Company’s financial structure, or a capital increase, with the ensuing share dilution.

Section 2.1.5 Financial risks is hereby updated with the following risk factor:

2.1.5.7 Exposure to EUR-USD foreign exchange risk

On July 15, 2020, the Company closed its initial public offering on the Nasdaq Global Market for aggregate gross proceeds of USD 107.7 million (see section 1.3 Recent events and prospects of this Interim Financial Report). The nature and scope of its foreign exchange risk exposure has therefore changed because a significant share of its cash resources is now denominated in US dollars.

The Company decided not to convert the cash obtained through the capital increase into euros, as some of that cash will be used to cover expenses denominated in US dollars over the coming years. Nevertheless, the Company incurs the majority of its expenses in euros and some of its USD cash resources may therefore have to be converted into euros in order to meet its business needs, thereby exposing the Company to foreign exchange risk.

At the present date, most of the USD cash resources have been placed in term deposit accounts with maturities of less than six months (USD 93 million). In addition, the Company has taken the appropriate steps to ensure that hedging instruments can be put in place at any time to protect its activities against exchange rate fluctuations, whenever it deems necessary and in accordance with its investment policy.

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In the future, the Company’s exposure to foreign exchange risk may vary depending on:

-	the currencies in which future revenue is generated;
-	the currencies chosen when entering into agreements, such as licensing arrangements and co-marketing and co-development agreements;
-	the location of clinical trials of drug candidates; and
-	the Company’s foreign exchange rate hedging policy.

At the present date, the Company completed two future currency contracts for a total amount of USD 40 million. Unfavorable exchange rate fluctuations between the euro and the US dollar, which are difficult to forecast, could affect the Company’s financial position.

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1.6.      Earnings analysis

1.6.1.                       Revenue and other income

Operating income In thousands of euros	First-half 2020	First-half 2019
Revenue	161	1,333
Total revenue	161	1,333
CIR research tax credit	1,597	2,198
Subsidies	-	-
Other	10	-
Other income	1,607	2,198
Total revenue and other income	1,768	3,531

Revenue

In first-half 2020, revenue fell €1.2 million (88%) year over year, mainly reflecting the end of the partnership with Boehringer Ingelheim (BI) and the completion of the research services provided to Enyo Pharma.

Other income

Other income amounted to €1.6 million for the first half of 2020, down 27% on the €2.2 million reported in the prior-year period, primarily due to a decline in research and development activities in the first half of the year. Other income essentially consists of CIR research tax credits in respect of the periods ended June 30, 2019 and June 30, 2020.

1.6.2.                       Operating expenses

Operating expenses In thousands of euros	First-half 2020	First-half 2019
Research and development costs	(12,574)	(19,646)
Marketing – Business development expenses	(123)	(135)
General and administrative expenses	(3,383)	(3,132)
Total operating expenses	(16,079)	(22,913)

The €6.9 million (30%) decrease in operating expenses in relation to the prior-year period was primarily attributable to the €7.1 million decrease in research and development costs, as set out below.

The other operating expenses and income are detailed in section 1.6.3. Other operating income and expenses of this Interim Financial Report.

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1.6.2.1.	Research and development costs

Research and development costs for the six months ended June 30, 2020 break down as follows:

Research and development costs In thousands of euros	First-half 2020	First-half 2019
Disposables	(564)	(973)
Energy and liquids	(280)	(277)
Patents	(161)	(213)
Studies	(6,165)	(11,771)
Maintenance	(362)	(458)
Fees	(113)	(156)
IT systems	(275)	(383)
Personnel costs	(3,917)	(4,403)
Depreciation, amortization and provisions	(425)	(533)
Other research and development costs	(311)	(481)
Total research and development costs	(12,574)	(19,646)

The €7.1 million (36%) decrease in research and development costs was primarily driven by:

-	a €5.6 million (48%) decrease in spending on studies in the research and development phase, particularly for lanifibranor and odiparcil; and
-	the €0.5 million (11%) reduction in personnel costs, reflecting the decrease of approximately €0.6 million in activity for the development hub in the first half of 2020,offset by savings of approximately €0.1 million following the implementation of the redundancy plan (plan de Sauvegarde de l’Emploi – PSE) in June 2019 (see also Note 4.2 Operating expenses in section 3.2 Condensed interim financial statements of this Interim Financial Report); and
-	the €0.4 million (42%) decrease in consumables.

The changes in study-related expenses are set out below.

Lanifibranor

Study-related expenses for lanifibranor development decreased by €4.1 million (50%) compared with first-half 2019, totaling €4.1 million in first-half 2020. The change reflects the decrease in study-related expenses for the NATIVE Phase IIb clinical trial, for which the Company announced positive results on June 15, 2020, and the termination of the systemic sclerosis clinical program.

In line with previous periods, costs relating to lanifibranor development in first-half 2020 break down into two main categories:

(i)	activities relating to (i) phase II clinical studies for the treatment of NASH (NATIVE and Investigator Initiated Trial conducted by Professor Cusi), and (ii) phase I studies; and
(ii)	development activities, mainly including pharmaceutical development and, to a lesser extent, regulatory and quality consulting and collaboration with recognized experts to improve knowledge of the effects of lanifibranor.

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Costs linked to clinical study activities included, in particular, the following developments over the period:

Treatments for NASH

-	Costs linked to the NATIVE study for which the Company announced positive results in June 2020, namely the costs linked to regulatory requirements following the amendments to the protocol, the continuation of the study, the biometrics, the analysis of biological samples (Cerba Research, Nordic and LIVERPAT) and the management of treatment units.
-	Costs linked to the continuation of the Phase IIb NATIVE study in line with regulatory requirements, the phased opening of new sites in the United States, Poland and Slovenia, the monitoring of the study, the analysis of biological samples, the supply of treatment units and fibroscan leases.
-	Costs linked to the recruitment of the first patients for Professor Cusi’s study.
-	Costs linked to the preparation of a Phase III clinical trial, including the preparation of the protocol and analysis of the clinical operations strategy.

Phase I studies

-	Costs linked to the finalization of the multi ascending dose (“MAD”) PK study that was started in 2019, including the clinical study report (“CSR”).
-	Costs linked to the archiving of the studies completed in 2019 (PK bridge-drug drug interaction (“DDI”)).

Residual costs correspond to the last payments for investigator sites by the clinical CRO and the destruction of treatment units for the FASST study.

Development costs in first-half 2020 related primarily to:

-	pharmaceutical development, which mainly consisted in continued research to optimize the synthesis process for lanifibranor, the procurement of raw materials for the manufacture of the next batches of agents and, to a lesser extent, the manufacture of a new clinical batch for the finished product;
-	regulatory and quality advice from clinical, statistical, quality assurance, scientific and clinical operations experts to enable the Company to conduct its development program in line with quality standards and regulatory requirements; and
-	the continuation of in vitro studies on animals through collaboration with recognized experts in therapeutic indications in order to improve knowledge of the effects of lanifibranor and its mechanism of action.

Odiparcil

Study-related expenses for the Odiparcil project dropped 43% to €1.6 million in first-half 2020, down €1.2 million from first-half 2019.

Study-related expenses concerned (i) clinical development, (ii) pre-clinical development and (iii) fees linked to consulting and regulatory affairs.

In first-half 2020, clinical development costs totaled €0.9 million, and mainly related to:

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-	the continuation of the Phase IIa iMProveS study, which includes 20 patients. Costs mainly concerned the analysis of the results, the preparation of the study report and the closure of the sites and payment of suppliers; and
-	the continuation of the biomarker study in MPS VI patients treated with ERT (BM6Ext study). This study includes six patients, the first enrolled was in August 2019 and the last patient in October 2019. Costs primarily concerned the completion of the study, the analysis of the data set obtained in 2019 and the preparation of an amendment allowing for a two-year extension to the protocol; and
-	the preparation of clinical supplies for two future phase I studies.

Pre-clinical development study-related expenses totaled €0.3 million in first-half 2020, and mainly related to:

-	the CMC (Chemistry, Manufacturing and Control) activities not directly linked to the clinical study; and
-	the pharmacology, ADME/PK and biomarker development activities.

Consulting and regulatory affairs costs totaled €0.5 million in first-half 2020, and mainly related to:

-	the preparation of an Investigational New Drug (IND) application, meetings with the European Medicines Agency (EMA) and consultations linked to regulatory strategy; and
-	clinical and pre-clinical development consulting fees.

YAP-TEAD

Study-related expenses for the YAP-TEAD project decreased by €0.3 million (75%) to €0.4 million in first-half 2020.

Costs incurred during the first half of 2020 mainly related to the optimization of studies and pre-clinical collaboration and included:

-	biological and pharmacological studies (in vivo xenograft and orthotopic models);
-	medicinal chemistry studies (Computer Aided Drug Design (CADD), structural chemistry and synthetic studies);
-	the purchase of Caco-2 cells to assess new compounds for intestinal permeability; and
-	consulting fees.

1.6.2.2.	Marketing and business development expenses

Marketing and business development expenses break down as follows:

Marketing – Business development In thousands of euros	First-half 2020	First-half 2019
IT systems	(4)	(4)
Personnel costs	(109)	(97)
Other operating expenses	(9)	(34)
Total marketing and business development expenses	(123)	(135)

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1.6.2.3.	General and administrative expenses

General and administrative expenses break down as follows:

General and administrative expenses In thousands of euros	First-half 2020	First-half 2019
Fees	(710)	(662)
IT systems	(24)	(24)
Support costs (including taxes)	(235)	(297)
Personnel costs	(1,515)	(1,312)
Depreciation, amortization and provisions	(91)	(89)
Other general and administrative expenses	(808)	(750)
Total general and administrative expenses	(3,383)	(3,132)

General and administrative expenses increased by €0.3 million (8%) compared with first-half 2019, mainly as a result of the €0.2 million (15%) increase in personnel costs in connection with payroll taxes on free shares.

1.6.3.                       Other operating income and expenses

Other operating income and expenses break down as follows:

Other operating income and expenses In thousands of euros	First-half 2020	First-half 2019
Other operating income	-	36
Other operating expenses	(1,354)	(1,309)
Other operating income and expenses	(1,354)	(1,274)

In the first half of 2019, other operating expenses mainly comprised accrued expenses relating to the redundancy plan in an amount of €1.1 million.

In the first half of 2020, other operating expenses mainly comprised the transaction costs linked to the initial public offering on the Nasdaq Global Market in an amount of €1.3 million, which could not be deducted from the issue premium.

The expenses associated with several operations (initial public offering and capital increase) are recognized separately. Concerning the initial public offering, the expenses relating to the new shares offered are deducted from the issue premium, while the expenses relating to existing shares are recognized as transaction costs. Accordingly, the amount of the transaction costs is determined after taking into account the final impact of the initial public offering on the Nasdaq Global Market.

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1.6.4.                       Financial income and expenses

Financial income and expenses break down as follows:

Financial income and expenses In thousands of euros	First-half 2020	First-half 2019
Income from cash equivalents	20	145
Foreign exchange gains	27	9
Total financial income	48	153
Interest cost	(16)	(4)
Losses on cash equivalents	-	-
Foreign exchange losses	(22)	(30)
Other financial expenses	-	-
Discounting losses	(4)	(8)
Total financial expenses	(41)	(42)
Net financial income	6	111

Net financial income decreased by €0.1 million in relation to the first half of 2019, mainly due to a lower performance from cash equivalents impacted by a downturn in market conditions linked to the Covid-19 pandemic and to fewer short-term market investment opportunities.

1.6.5.                       Income tax

In accordance with IAS 34, the income tax recognized in the financial statements for each interim period is adjusted based on a best estimate calculated by applying the expected weighted average tax rate for the entire year.

Current taxes

In first-half 2019 and 2020, the Company recorded a tax loss, so no current taxes were recognized.

Deferred taxes

As recovery of deferred taxes in future periods was considered unlikely due to the uncertainty inherent to the Company’s activity, no deferred tax assets were recognized at June 30, 2019 or at June 30, 2020.

1.6.6.                       Net loss for the period

Inventiva recorded a net loss of €15.7 million in first-half 2020 versus a loss of €20.5 million in first-half 2019, which was a decrease of €4.9 million year over year.

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1.7.      Analysis of the balance sheet at June 30, 2020

1.7.1.                       Non-current assets

Non-current assets	June 30, 2020	Dec. 31, 2019
In thousands of euros
Intangible assets	1,077	1,228
Property, plant and equipment	3,341	3,721
Other non-current assets	4,136	3,135
Total non-current assets	8,554	8,084

Non-current assets rose by €0.5 million (6%) versus end-December 2019.

This was mainly attributable to:

-	the €1 million increase in other non-current assets in connection with the additional pledge subscribed on June 16, 2020 as part of the surety provided to the French tax authorities (see Note 3.3 Other non-current assets in section 3.2 Condensed interim financial statements of this Interim Financial Report); partially offset by
-	the €0.5 million fall in the net carrying amount of intangible assets and property, plant and equipment, owing chiefly to annual depreciation/amortization (see Notes 3.1 Intangible assets and 3.2 Property, plant and equipment in section 3.2 Condensed interim financial statements of this Interim Financial Report).

1.7.2.                       Current assets

Current assets	June 30, 2020	Dec. 31, 2019
In thousands of euros
Inventories	349	387
Trade receivables	1	4
Tax receivables	2,971	9,833
Other current assets	4,575	2,811
Cash and cash equivalents	52,273	35,840
Total current assets	60,169	48,875

Current assets increased by €11.3 million (23%) compared to December 31, 2019.

This was mainly attributable to:

-	the €16.4 million (46%) increase in cash and cash equivalents related to the Company’s activity (see section 2 Cash flow and equity of this Interim Financial Report); offset by
-	the €6.9 million (70%) decrease in tax receivables following, on the one hand, the collection of €4.2 million in research tax credits in respect of each of the fiscal years 2018 and 2019, and on the other hand, the research tax credits in respect of the current period 2020 for €1.6 million.

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1.7.3.                       Shareholders’ equity

Shareholders’ equity	June 30, 2020	Dec. 31, 2019
In thousands of euros
Share capital	309	268
Premiums related to share capital	52,652	86,012
Net loss for the period	(15,659)	(14,670)
Reserves	4,430	(30,218)
Total shareholders' equity	41,731	41,392

Shareholders’ equity was generally consistent in relation to December 31, 2019, down by €0.3 million (1%).

Changes in shareholders’ equity during the first six months of 2020 are described in further detail in Note 3.7 Shareholders’ equity in section 3.2 Condensed interim financial statements of this Interim Financial Report and also in section 2 Cash flow and equity of this Interim Financial Report.

1.7.4.                       Non-current liabilities

Non-current liabilities	June 30, 2020	Dec. 31, 2019
In thousands of euros
Long-term debt	0	2
Long-term provisions	574	574
Provisions for retirement benefit obligations	1,215	1,127
Total non-current liabilities	1,788	1,703

Non-current liabilities increased by €0.1 million (5%) compared to December 31, 2019 (see Note 3.10 Provisions for retirement benefit obligations in section 3.2 Condensed interim financial statements of this Interim Financial Report).

1.7.5.                      Current liabilities

Current liabilities	June 30, 2020	Dec. 31, 2019
In thousands of euros
Short-term debt	10,027	113
Trade payables	8,529	7,491
Short-term provisions	1,310	1,264
Other current liabilities	5,338	4,998
Total current liabilities	25,204	13,865

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Current liabilities grew by €11.3 million (82%) compared with December 31, 2019.

This mainly reflects the three loans obtained by the Company for a total of €10 million from a syndicate of French banks, in the form of loans guaranteed by the French State (prêts garantis par l’état – PGE). The loans mature in May 2021, and the Company has the option to extend the maturity date for up to an additional four years.

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2.              Cash flow and equity

This section analyses the Company’s shareholders’ equity, cash position and sources of funding for the first-half ended June 30, 2020 and the financial year ended December 31, 2019.

2.1.      Cash and cash equivalents

Net cash and cash equivalents	June 30, 2020	Dec. 31, 2019
In thousands of euros
Other cash equivalents(1)	15,019	14,004
Cash at bank and at hand	37,254	21,837
Cash and cash equivalents	52,273	35,840

(1)	Other cash equivalents correspond to short-term bank deposit accounts at Crédit Agricole and Société Générale.

At June 30, 2020 and December 31, 2019, cash at hand and marketable securities held by the Company were primarily invested in deposit accounts that are readily convertible into known amounts of cash.

These funds are used to finance the Company’s activities, especially its research and development costs. The €16.4 million (46%) increase in cash and cash equivalents is mainly attributable to:

-	the €14.7 million (net of transaction costs) capital increase by private placement carried out in February 2020, following the private placement carried out in September 2019 for €7.9 million (net of transaction costs);
-	the €10 million in financing obtained in May 2020 from a syndicate of French banks in the form of loans guaranteed by the French State;
-	the proceeds of the 2018 and 2019 research tax credits in the amount of €8.4 million; diluted by
-	the costs linked to the continuation of the Company’s research activities.

After deducting debt, the Company has a net cash surplus. Borrowings are set out in section 2.1.2 Financing from bank loans below.

Analysis of debt	June 30, 2020	Dec. 31, 2019
In thousands of euros
Cash and cash equivalents	(52,273)	(35,840)
Current financial liabilities	10,027	113
Current debt (A)	10,027	113
Non-current financial liabilities	-	2
Non-current debt (B)	-	2
Total debt (A) + (B)	10,027	114
Net debt	(42,247)	(35,725)

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With the exception of pledges given on deposit accounts recognized in non-current assets for a total of €1.8 million at June 30, 2020, there are no restrictions on the use of the Company’s cash resources.

2.1.1.                       Capital increase

At June 30, 2020, the Company’s share capital amounted to €309,148, up €40,687 on December 31, 2019. This increase reflects:

-	the capital increase without pre-emptive subscription rights for shareholders and with no discount subscribed by existing shareholders in February 2020. A total of 3,778,338 new shares were issued at a per-share price of €3.97 (par value of €0.01 plus an issue premium of €3.96), generating net proceeds of €14.7 million for the Company;
-	the acquisition of AGA bonus shares by Company employees on January 26, 2020, resulting in the issue of 63,300 new ordinary shares, representing a capital increase of €633; and
-	the acquisition of AGA bonus shares by Company employees on June 28, 2020, resulting in the issue of 227,000 new ordinary shares, representing a capital increase of €2,270.

The capital increases carried out by the Company prior to January 1, 2020 have been its main source of financing since its creation. For further details see section 4.4 Cash flow and equity of the 2019 Universal Registration Document.

2.1.2.                       Financing from bank loans

Analysis of debt	Debt carried on the balance sheet at Dec. 31, 2019	Proceeds (+)	Repayments (-)	Debt carried on the balance sheet at June 30, 2020
In thousands of euros
Crédit Agricole 2015	20	-	(20)	-
CIC 2015	15	-	(15)	-
Société Générale 2015	39	-	(13)	26
Lease liabilities	37	-	(27)	10
PGE SG 2020 (state-guaranteed)	-	3,339	-	3,339
PGE BPI France 2020 (state-guaranteed)	-	3,300	-	3,300
PGE CA 2020 (state-guaranteed)	-	3,339	-	3,339
Other(1)	3	22	(13)	12
Total	114	10,000	(88)	10,027
(1)	Including current bank overdraft facilities amounting to €12 thousand at June 30, 2020.

Financial debt amounted to €10 million at June 30, 2020 versus €0.1 million at December 31, 2019.

In 2015, the Company entered into three separate bank loans with Crédit Agricole, CIC-Lyonnaise de Banque and Société Générale. The loans taken out with Crédit Agricole and CIC-Lyonnaise de Banque matured in the first half of 2020, and the loan taken out with Société Générale will mature in the third quarter of 2020.

28

In May 2020, the Company also obtained financing for a total amount of €10 million from a syndicate of French banks, in the form of three loans guaranteed by the French State. The loans mature in May 2021, and the Company has the option to extend the maturity date for up to an additional four years.

At June 30, 2020, apart from the pledge on the loan from Société Générale, these loans do not impose any financial commitments on the Company (see Note 5.1 Off-balance sheet commitments in section 3.2 Condensed interim financial statements of this Interim Financial Report).

Inventiva’s loans and debt maturity profile at June 30, 2020 is as follows:

June 30, 2020	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
In thousands of euros
Bank borrowings	10,013	-	-	-
Other loans and similar borrowings(1)	14	-	-	-
Total loans and similar borrowings	10,027	-	-	-

(1) Including current bank overdraft facilities.

2.1.3.                       Financing from CIR research tax credits

Thanks to its status as a European SME, the Company receives payment for research tax credits granted in the previous period. Consequently, cash proceeds from research tax credits in a given period correspond to the amount of credits calculated on eligible expenditure for the previous period.

In the first half of 2020, the Company received a prepayment from Société Générale Factoring calculated with respect to the 2019 CIR research tax credit in the amount of €4.2 million. The 2019 CIR research tax credit was repaid by the tax authorities at the end of the first half of 2020, and the research tax credit of €4.2 million with respect to 2018 was also received.

At the date of this Interim Financial Report, the Company is contesting the rationale for the 19% withheld from the 2017 CIR research tax credit (i.e., €0.9 million) and has called upon the tax conciliator to challenge the audit procedure in February 2020 (see Note 3.9 Provisions in section 3.2 Condensed interim financial statements of this Interim Financial Report).

Research tax credits during the six months ended June 30, 2020 and June 30, 2019 were as follows:

In thousands of euros	First-half 2020	First-half 2019
Income statement impact of CIR research tax credits	1,597	2,198
Cash flow impact of CIR research tax credits	8,424	-

29

At June 30, 2020, the impact of research tax credits included €1.6 million in research tax credits granted with respect to first-half 2020.

The €0.6 million decrease in relation to first-half 2019 is primarily attributable to the decrease in research and development costs.

2.2.      Cash flow analysis

The following table analyzes the Company’s cash flow for first-half 2020 and first-half 2019:

Cash flow	First-half 2020*	First-half 2019
In thousands of euros
Net cash used in operating activities	(7,172)	(18,668)
Net cash used in investing activities	(1,002)	(839)
Net cash from (used in) financing activities	24,607	(120)
Net increase (decrease) in cash and cash equivalents	16,433	(19,627)

* Compared with the July 6, 2020 press release, the amounts shown above include the reclassification of €4.2 million from “Net cash from (used in) financing activities” to “Net cash used in operating activities” following the settlement of the prepayment of the CIR research tax credit.

In first-half 2019 and first-half 2020, the Company mainly required funds for:

-	its operating activities, including its working capital requirements: net cash used in operating activities in first-half 2020 and first-half 2019 amounted to €7.2 million and €18.8 million, respectively. This is mainly attributable to research and development costs, which totaled €12.6 million in 2020 and €19.6 million in 2019 (see Note 1.6.2 Operating expenses of this Interim Financial Report);
-	its investments: net cash used in investing activities in first-half 2020 and first-half 2019 amounted to €1 million and €0.8 million, respectively. This is mainly attributable to the additional pledge of €1 million subscribed on June 16, 2020 as part of the surety provided to the French tax authorities; and
-	its financing activities: net cash from and used in financing activities totaled €24.6 million in first-half 2020 and €0.1 million in first-half 2019. This mainly reflects the €14.7 million capital increase by private placement carried out in February 2020 and the three loans obtained by the Company for a total of €10 million from a syndicate of French banks, in the form of loans guaranteed by the French State.

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2.2.1.                       Cash flow linked to operating activities

In thousands of euros	First-half 2020	First-half 2019

Net loss for the period	(15,659)	(20,545)
Elimination of non-cash and non-operating
income and expenses
Depreciation, amortization and provisions	667	587
Deferred and current taxes	-	-
Tax credits	(1,597)	(2,201)
Cost of net debt	18	-
IFRS 2 expense	553	718
Other	41	-
Cash flows used in operations before tax, interest and changes in working capital	(15,977)	(21,445)
(Increase) decrease in operating and other receivables	(405)	1,632
Increase (decrease) in operating and other payables	1,378	1,109
(Increase) decrease in inventories	38	(23)
Tax credit received	8,424	-
Other	(630)	59
Tax, interest and changes in operating working capital	8,805	2,776
Net cash used in operating activities	(7,172)	(18,668)

Cash flow used in operating activities decreased €11.5 million (62%) in comparison with first-half 2019.

This decrease in the cash requirement is mainly attributable to:

-	the €5.5 million increase in cash margins in first-half 2020, which reflects the €6.9 million decrease in operating expenses tied to the decrease in research and development costs; and
-	the research tax credits with respect to 2018 and 2019 for a total of €8.4 million.

2.2.2.                       Cash flow linked to investing activities

Cash flow used in investing activities over the periods presented was as follows:

In thousands of euros	First-half 2020	First-half 2019
Purchases of property, plant and equipment and intangible assets	-	(146)
Disposals of property, plant and equipment and intangible assets	-	-
Net change in other non-current financial assets	(1,002)	(693)
Net cash used in investing activities	(1,002)	(839)

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Net cash used in investing activities amounted to €1 million in first-half 2020 and includes the additional pledge by the Company of €1 million in connection with a tax audit (see Note 3.3 Other non-current assets in section 3.2 Condensed interim financial statements of this Interim Financial Report).

2.2.3.                       Cash flow linked to financing activities

In thousands of euros	First-half 2020	First-half 2019
Capital increase	14,694	18
Subscription of borrowings	9,979	-
Repayment of debt	(48)	(73)
Repayment of lease liabilities	(18)	(65)
Factoring debt	-	-
Net cash from (used in) financing activities	24,607	(120)

In first-half 2020, net cash represented a financing resource rather than a financing need as was the case in first-half 2019.

This was attributable to:

-	the €14.7 million capital increase by private placement carried out in February 2020;
-	the three loans for a total amount of €10 million obtained from a syndicate of French banks, in the form of loans guaranteed by the French State; and
-	the awarding of €13 thousand in BSA share warrants in March 2020.

2.3.      Anticipated sources of funds

Cash and cash equivalents amounted to €52.3 million at June 30, 2020.

The Company will use the following sources of financing to fund its future operations:

-	the capital increase in July 2020 through the initial public offering on the Nasdaq Global Market for USD 107.7 million (€94.9 million); and
-	the research tax credits.

Net cash and cash equivalents at June 30, 2020, which is the primary source of financing for the Company, and these anticipated sources of funds, particularly the initial public offering on the Nasdaq Global Market, should allow the Company to finance its activities through the fourth quarter of 2022, based on programs already underway.

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3.              Interim financial statements

3.1.      Statutory Auditor’s report

This is a free translation into English of the statutory auditor’s review report on the half-yearly financial information issued in French and is provided solely for the convenience of English-speaking users. This report includes information relating to the specific verification of information given in the Group’s half-yearly management report. This report should be read in conjunction with, and construed in accordance with, French law and professional standards applicable in France.

Inventiva S.A.

Registered office: 50, rue de Dijon - 21121 Daix

For the period from January 1, 2020 to June 30, 2020

Ladies and Gentlemen,

In compliance with the assignment entrusted to us by your General Annual Meeting and in accordance with the requirements of article L. 451-1-2 III of the French Monetary and Financial Code ("Code monétaire et financier"), we hereby report to you on:

•	the review of the accompanying condensed half-yearly financial statements of Inventiva S.A., for the period from January 1 to June 30, 2020,
•	the verification of the information presented in the half-yearly management report.

These condensed half-yearly financial statements as of June 30, 2020 are the responsibility of the Board of Directors have been approved by the Board of Directors on September 15, 2020, based on the information available at that date and in the evolving context of the Covid-19 pandemic. Our role is to express a conclusion on these financial statements based on our review.

I. Conclusion on the financial statements

We conducted our review in accordance with professional standards applicable in France. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with professional standards applicable in France and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed half-yearly financial statements as of June 30, 2020 are not prepared, in all material respects, in accordance with IAS 34 - standard of the IFRSs as adopted by the European Union applicable to interim financial information.

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II. Specific verification

We have also verified the information presented in the half-yearly management report on the condensed half-yearly financial statements subject to our review. We have no matters to report as to its fair presentation and consistency with the condensed half-yearly financial statements.

Paris La Défense, on September 15, 2020

French original signed by Cédric Adens
Partner

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3.2.      Condensed interim financial statements

Statement of financial position

(in thousands of euros)

		June 30,	Dec. 31, 2019
	Notes	2020
Intangible assets	3.1	1,077	1,228
Property, plant and equipment	3.2	3,341	3,721
Other non-current assets	3.3	4,136	3,135
Total non-current assets		8,554	8,084
Inventories	3.4	349	387
Trade receivables	3.5	1	4
Tax receivables	3.5	2,971	9,833
Other current assets	3.5	4,575	2,811
Cash and cash equivalents	3.6	52,273	35,840
Total current assets		60,169	48,875
Total assets		68,724	56,960

Shareholders’ equity	3.7	41,731	41,392
Long-term debt	3.8	0	2
Long-term provisions	3.9	574	574
Provisions for retirement benefit obligations	3.10	1,215	1,127
Total non-current liabilities		1,788	1,703
Short-term debt	3.8	10,027	113
Trade payables	3.11	8,529	7,491
Short-term provisions	3.9	1,310	1,264
Other current liabilities	3.11	5,338	4,998
Total current liabilities		25,204	13,865
Total equity and liabilities		68,724	56,960

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Statement of income (loss)

(in thousands of euros)

		First-half
	Notes	2020	2019
Revenue	4.1	161	1,333
Other income	4.1	1,607	2,198
Research and development costs	4.2	(12,574)	(19,646)
Marketing – Business development expenses	4.2	(123)	(135)
General and administrative expenses	4.2	(3,383)	(3,132)
Other operating income (expenses)	4.3	(1,354)	(1,274)
Net operating loss		(15,665)	(20,656)
Financial income	4.4	48	153
Financial expenses	4.4	(41)	(42)
Net financial income		6	111
Income tax	4.5	-	-
Net loss for the period		(15,659)	(20,545)

Basic/diluted loss per share (euros/share)		(0.52)	(0.93)
Weighted average number of shares outstanding used to calculate basic/diluted loss per share	3.7	29,894,757	22,160,448

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Statement of comprehensive income (loss)

(in thousands of euros)

	First-half
	2020	2019
Net loss for the period	(15,659)	(20,545)
Items recycled to income	-	-
Changes in fair value	-	-
Tax impact on items recycled to income	-	-
Items not recycled to income	17	(103)
Actuarial gains and losses on retirement benefit obligations (IAS 19)	17	(103)
Tax impact on items not recycled to income	-	-
Total comprehensive loss	(15,642)	(20,648)

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Statement of changes in shareholders’ equity

(in thousands of euros)

	Notes	Share capital	Premiums related to share capital	Net income (loss) for the period	Reserves	Shareholders’ equity
At Jan. 1, 2020		268	86,012	(30,218)	(14,670)	41,392
Net income (loss) for the period		-	-	(15,659)	-	(15,659)
Actuarial gains and losses net of deferred tax		-	-	-	17	17
Changes in fair value net of deferred tax		-	-	-	-	-
Total comprehensive income (loss)		268	86,012	(45,877)	(14,653)	25,750
Appropriation of 2019 net income (loss)		-	-	30,218	(30,218)	-
Issue of ordinary shares		38	14,962	-	-	15,000
Transaction costs			(320)	-	-	(320)
Exercise of BSAs/BSPCEs and AGAs	3.7	3	(3)	-	-	-

Share-based payments	3.7	-	-	-	553	553
Share warrants		-	-	-	13	13
Appropriation of the issue premium	3.7	-	(48,000)	-	48,000	-
Treasury shares		-	-	-	735	735
At June 30, 2020		309	52,652	(15,659)	4,430	41,731

	Notes	Share capital	Premiums related to share capital	Net income (loss) for the period	Reserves	Shareholders’ equity
At Jan. 1, 2019		223	77,460	(33,617)	17,530	61,596
Net income (loss) for the period		-	-	(20,545)	-	(20,545)
Actuarial gains and losses net of deferred tax		-	-	-	(103)	(103)
Changes in fair value net of deferred tax		-	-	-	-	-
Total comprehensive income (loss)		-	-	(20,545)	(103)	(20,648)
Appropriation of 2018 net income (loss)		-	-	33,617	(33,617)	-
Issue of ordinary shares		-	-	-	-	-
Exercise of BSAs/BSPCEs and AGAs		1	18	-	(1)	18
Share-based payments		-	-	-	718	718
Treasury shares		-	-	-	(65)	(65)
At June 30, 2019		224	77,478	(20,545)	(15,538)	41,619

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Statement of cash flows

(in thousands of euros)

	First-half 2020	First-half 2019
Net loss for the period	(15,659)	(20,545)
Elimination of non-cash and non-operating income and expenses
Depreciation, amortization and provisions	667	587
Deferred and current taxes	-	-
Tax credits	(1,597)	(2,201)
Cost of net debt	18	0
IFRS 2 expense	553	718
Other	41	-
Cash flows used in operations before tax, interest and changes in working capital	(15,977)	(21,445)
(Increase) decrease in operating and other receivables	(405)	1,632
Increase (decrease) in operating and other payables	1,378	1,109
(Increase) decrease in inventories	38	(23)
Tax credit received	8,424	-
Other	(630)	59
Tax, interest and changes in operating working capital	8,805	2,776
Net cash used in operating activities	(7,172)	(18,668)
Purchases of property, plant and equipment and intangible assets	-	(146)
Disposals of property, plant and equipment and intangible assets	-	-
Net change in other non-current financial assets	(1,002)	(693)
Net cash used in investing activities	(1,002)	(839)
Capital increase	14,694	18
Subscription of borrowings	9,979	-
Repayment of debt	(48)	(73)
Repayment of lease liabilities	(18)	(65)
Factoring debt	-	-
Net cash from (used in) financing activities	24,607	(120)

Net increase (decrease) in cash and cash equivalents	16,433	(19,627)
Cash and cash equivalents at beginning of period	35,840	56,692
Cash and cash equivalents at end of period	52,273	37,064

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Notes to the financial statements

1.                  Company information

1.1              Company information

Inventiva S.A. (“Inventiva” or the “Company”) is a clinical-stage biopharmaceutical company focused on the development of oral small molecule therapies for the treatment of non-alcoholic steatohepatitis, or NASH, mucopolysaccharidoses, or MPS, and other diseases with significant unmet medical need.

The Company is developing its most advanced product candidate, lanifibranor, for the treatment of patients with NASH, a disease for which there are currently no approved therapies. Inventiva conducted a Phase IIb clinical trial of lanifibranor in patients with NASH, for which it published positive results on June 15, 2020.

The Company is also developing a second clinical-stage asset, odiparcil, for the treatment of patients with subtypes of MPS. In December 2019, the Company announced positive results from a Phase IIa clinical trial of odiparcil for the treatment of adult patients with the MPS VI subtype. The Company plans to initiate a Phase IIa extension study in 2021 to investigate the long-term safety and efficacy of odiparcil in patients aged 16 or older with MPS VI who completed the prior Phase IIa trial. In addition, the Company is planning to commence a Phase Ib/II clinical trial of odiparcil in a pediatric population with MPS VI during the first half of 2021.

Other pre-clinical programs are also in development, including for the treatment of certain autoimmune diseases in collaboration with AbbVie Inc. (AbbVie). AbbVie is currently evaluating ABBV-157, a drug candidate that Inventiva and AbbVie jointly discovered, in a Phase I clinical trial for the treatment of autoimmune diseases under the terms of a multi-year drug discovery partnership.

Inventiva’s ordinary shares have been listed on the Euronext Paris regulated market since February 2017 and on the Nasdaq Global Market since July 2020.

1.2              Significant events in first-half 2020

Significant events during the period were as follows (in chronological order):

Full payment of the 2018 CIR research tax credit received

The Company received the full amount of the 2018 CIR research tax credit, i.e., €4.2 million, in January 2020.

Vesting of 63,300 free shares (AGAs)

On January 26, 2020, the Chairman and Chief Executive Officer placed on record a capital increase arising from the vesting of AGA 2018-2 free shares in an amount of €633 through the issue of 63,300 new ordinary shares with a par value of €0.01 each. On that date, the number of shares outstanding was therefore increased to 26,909,412 and the share capital to €269,094.12.

Capital increase reserved for a category of investors

On February 11, 2020, Inventiva completed a capital increase without pre-emptive subscription rights for shareholders. The issue was subscribed by BVF Partners L.P., Novo A/S, New Enterprise Associates 17, L.P and Sofinnova Partners, existing shareholders of the Company.

A total of 3,778,338 new shares were issued at a per-share price of €3.97 (par value of €0.01 plus an issue premium of €3.96), generating net proceeds of €14.7 million for the Company.

40

The settlement-delivery of the new shares took place on February 11, 2020 in a total gross amount of €15.0 million. The new shares were admitted to trading on Euronext Paris on the same date.

New share warrant plans (BSAs)

On March 9, 2020, the Company’s Board of Directors approved two new BSA share warrant plans (bons de souscription d’actions – BSA) for two Company service providers. Under the plans, a total of 46,000 share warrants will be granted, as follows:

-	10,000 share warrants to Jérémy Goldberg, a member of JPG Healthcare LLC; and
-	36,000 share warrants to David Nikodem, a member of Sapidus Consulting Group LLC.

Non-dilutive financing of €10 million guaranteed by the French State in the context of the Covid-19 pandemic

In May 2020, the Company obtained financing for a total amount of €10 million from a syndicate of French banks, in the form of three loans guaranteed by the French State. The loans enabled the Company to extend its anticipated cash runaway from the end of the second quarter of 2021 to the end of the third quarter of 2021. The loans mature in May 2021, and the Company has the option to extend the maturity date for up to an additional four years.

Full payment of the 2019 CIR research tax credit received

At June 30, 2020, Inventiva had received the full amount of its 2019 CIR research tax credit, namely €4.2 million, following the acceptance by the French tax authorities of the full adjustment claimed by the Company. In April 2020, the Company received a prepayment of €3.5 million from Société Générale Factoring, corresponding to 81% of the total amount of the 2019 CIR research tax credit.

Results of NATIVE Phase IIb clinical trial

On June 15, 2020, the Company announced the positive results of the NATIVE Phase IIb clinical trial.

Response from the French tax authorities relating to the payroll taxes dispute

On June 16, 2020, the Company received a response from the French tax authorities, granting it a concession with respect to the disputed payroll taxes for fiscal year 2018.

Vesting of 227,000 free shares (AGAs)

On June 28, 2020, the Chairman and Chief Executive Officer placed on record a capital increase arising from the vesting of AGA 2019-2 free shares in an amount of €2,270 through the issue of 227,000 new ordinary shares with a par value of €0.01 each. At that date, the number of shares outstanding was therefore increased to 30,914,750 and the share capital to €309,147.50.

Impact of the Covid-19 pandemic

The Covid-19 pandemic is creating uncertainty and it is currently difficult to predict its impact on the Company’s business activities, financial position and operating results.

The Company has implemented a series of measures to address and minimize the impact of Covid-19 on its employees, customers and business and to protect their health and safety, while ensuring the ongoing development of its research programs.

Following the updated recommendations of domestic public health authorities and a continuous risk assessment of the Covid-19 pandemic situation, Inventiva continues to implement measures to minimize risks for its employees and support their health and safety in these unprecedented times. At the present date, the internal R&D and support activities of the Company are not expected to be significantly impacted in the future.

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The Company is closely monitoring the Covid-19 crisis and adapting its measures and response strategy accordingly. In March 2020, the Company implemented work-from-home policies for all employees. It has since been able to reopen its offices and welcome back its employees through a phased, principles-based approach that involved adapting its premises, with a focus on ensuring employee safety and an optimal work environment. The Company is also working closely with its employees and subcontractors to manage its supply chain and mitigate potential disruptions to its product supplies as a result of Covid-19. However, if the pandemic persists for an extended period and begins to impact essential distribution systems, the Company may experience disruptions in the supply chain and its operations.

The Company has already experienced and may continue to experience disruptions and delays in pre-clinical programs and clinical trials. For example, clinical site initiation and patient recruitment may be delayed due to the prioritization of essential resources for hospitals in the fight against Covid-19.

Due to Covid-19, the screening and recruitment of new patients has already been suspended at the University of Florida where Professor Kenneth Cusi’s Phase II NAFLD study is currently ongoing. However, given the positive effects of lanifibranor on reducing steatosis observed in the Phase IIb NATIVE clinical trial evaluating lanifibranor for the treatment of NASH, Professor Cusi concluded that the number of patients could be reduced to 34 from the original 64, without compromising the statistical power of the trial. Some patients may not be able to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services. Similarly, the Company may experience difficulties in recruiting and retaining patients and principal investigators and site staff due to fear of exposure to Covid-19, which could have a significant adverse impact on its clinical trials.

At the present date, the major potential impacts on the lanifibranor and odiparcil development plans pertain, respectively, to the Phase 3 study in NASH and to the Phase 1b/2 study (Safe-KIDDS study) in MPS VI children of 5 to 15 years of age. The Covid-19 crisis may:

•	Delay the start of the Phase 3 study and the start of the Safe-KIDDS study due to delays in the review of clinical trial submission dossiers by the Competent Authorities (including Ethics Committees) and in investigational site openings due to lack of availability of clinical staff.
•	Impede the conduct of the studies due to the lack of availability of clinical staff at investigational sites and, if lock-down resumes, patients can no longer access investigational centers or investigational centers cannot be not supplied with treatment units in due time.

Overall, any delays in Phase 3 will affect the registration of lanifibranor in NASH and odiparcil in MPS.

The global pandemic of Covid-19 continues to evolve and its ultimate impact remains uncertain. The Company cannot predict the full extent of potential delays or impacts for its clinical trials, or potential impact on its business. Inventiva is committed to continuing to implement measures aimed at minimizing any further potential business impact from the Covid-19 pandemic and continuing to comply with the updated guidance documents of the regulatory authorities. The Company will continue to closely monitor, assess and respond to the situation as it evolves over time and continue to work closely with authorities, its contract research organizations, trial sites and investigators to critically reassess all its existing programs and communicates further when and if appropriate.

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With respect to regulatory activities, there have been no delays in the timing of the Company’s interactions with the regulatory authorities to date. However, the Company may be impacted by such delays due to the absence of the authorities’ employees, an inability to conduct the necessary physical inspections for regulatory approval or the refocusing of regulatory efforts and attention on the approval of other therapeutic products and other activities to combat Covid-19.

As a result of its cash position after the Nasdaq IPO, the Company confirms its cash runway until the end of Q4 2022. For further details, see Note 5.3 Events after the reporting date .

At the date of issuance of these financial statements, the Company was not aware of any specific events or circumstances that would require it to update its estimates, assumptions and judgments or to revise the carrying amounts of its assets and liabilities. Such estimates may be adjusted as new events occur and additional information is obtained. The adjustments will be recognized in the interim financial statements as soon as the Company becomes aware of the new events or the additional information. Actual results may differ from the estimates and any differences may be material for the financial statements.

2.                  Accounting policies and methods

2.1              Basis of preparation

The Company, having neither subsidiaries nor equity investments, has prepared financial statements for first-half 2020 in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and whose application has been mandatory since January 1, 2020.

The interim financial statements prepared in accordance with IFRS cover the six months ended June 30, 2020. They were approved by the Company’s Board of Directors on September 15, 2020.

The interim financial statements were prepared in accordance with IFRS and in compliance with IAS 34 – Interim Financial Reporting, which provides for the presentation of selected explanatory notes. The accompanying notes do not contain all the disclosures required for annual financial statements and should therefore be read in conjunction with the Company’s financial statements prepared in accordance with IFRS for the year ended December 31, 2019.

2.2              IFRS basis adopted

The accounting policies applied by the Company in the preparation of the interim financial statements for the six months ended June 30, 2020 are identical to those used in the annual financial statements prepared in accordance with IFRS for the year ended December 31, 2019, with the exception of specific provisions for the preparation of interim financial statements.

Standards, amendments to existing standards and interpretations published by the IASB whose application has been mandatory since January 1, 2020

Amendments to IFRS 9, IAS 39 and IFRS 7 – Interest Rate Benchmark Reform and IFRS 3 – Business Combinations have been published by the IASB and their application has been mandatory since January 1, 2020. They had no impact on the Company’s financial statements.

Standards, amendments to existing standards and interpretations published by the IASB whose application is not yet mandatory

There are no standards, amendments to existing standards or interpretations that have been published but were not yet applicable at June 30, 2020 that could have a material impact on the financial statements.

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2.3              Use of estimates and judgment

The preparation of financial statements requires management to make judgments and estimates and apply assumptions that can affect the carrying amounts of assets, liabilities, income and expenses, as well as the information presented in the accompanying notes. Actual reported values may differ from the accounting estimates made.

The material judgments and main estimates used by management when applying the Company’s accounting policies in the preparation of these interim financial statements are identical to those described in the annual financial statements prepared in accordance with IFRS for the year ended December 31, 2019.

The Covid-19 pandemic has not led to any material changes in the estimates or judgments made by management in the preparation of the financial statements.

2.4              Financial risk factors

The financial risk factors are identical to those described in the annual financial statements prepared in accordance with IFRS for the year ended December 31, 2019.

2.5              Fair value measurement

Financial instruments are measured at fair value according to a hierarchy comprising three levels of valuation inputs:

-	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.
-	Level 2: Inputs other than quoted market prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
-	Level 3: Unobservable inputs for the asset or liability.

As at June 30, 2020, as well as December 31, 2019, the Company does not hold any financial assets or liabilities measured at fair value.

2.6              Specific disclosure requirements for interim financial statements

Seasonality of operations

The Company’s operations are not subject to material seasonal fluctuations.

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Income tax

Income tax is recognized in the financial statements for each interim period. The amount corresponds to a best estimate calculated by applying the expected weighted average tax rate for the entire year.

The income tax amount recorded as due for an interim period may have to be adjusted in the subsequent interim period of the same year if the estimated annual average tax rate changes.

3.                  Notes to the balance sheet

3.1              Intangible assets

In thousands of euros	June 30, 2020	Dec. 31, 2019
Intangible assets, gross	3,674	3,674
Amortization and impairment	(2,597)	(2,446)
Intangible assets, net	1,077	1,228

Changes during the period mainly correspond to amortization charges of €151 thousand.

3.2              Property, plant and equipment

In thousands of euros	June 30,	Dec. 31, 2019
	2020
Property, plant and equipment, gross	9,518	9,736
Depreciation and impairment	(6,177)	(6,015)
Property, plant and equipment, net	3,341	3,721

At June 30, 2020 and following the entry into force of IFRS 16 – Leases from January 1, 2019, property, plant and equipment includes the right to use the leased assets falling within the scope of the new standard (right-of-use assets) in a gross amount of €34 thousand, together with accumulated depreciation in an amount of €25 thousand.

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3.3              Other non-current assets

In thousands of euros	June 30,	Dec. 31, 2019
	2020
Accrued income	2,000	2,000
Long-term deposit accounts	1,795	792
Security deposits	8	8
Tax loss carry back	333	333
Other non-current assets	4,136	3,135

Accrued income corresponds entirely to accrued receivables from the Abbott group following the tax audit of 2013, 2014 and 2015, the findings of which were received in 2018 (see Note 3.9 Provisions).

Long-term deposit accounts correspond to:

-	two pledges over cash, for a total amount of €1.7 million:
o	one pledge over cash of €0.7 million was granted by the Company on February 1, 2019, equivalent to 50% of the sum not covered by the indemnity to be received from the Abbott group under the Additional Agreement (see Note 3.9 Provisions), and
o	in accordance with the initial undertaking, an additional pledge over cash of €1 million was granted by the Company on June 30, 2020, as the dispute to which the guarantee pertains remains unresolved.

The pledges were granted as part of the surety provided by the Company to the French tax authorities in connection with its tax disputes, in the form of a €3.4 million bank guarantee from Crédit Agricole (see Note 3.9 Provisions); and

-	the pledge of a gradual rate deposit account with a balance of €101 thousand as collateral for the €254 thousand loan from Société Générale agreed in July 2015.

The tax loss carry back corresponds to the tax credit resulting from the tax loss carry back recognized by the Company at December 31, 2017 and recoverable after five years if not used by the Company to pay income tax within that period.

3.4              Inventories

In thousands of euros	June 30,	Dec. 31, 2019
	2020
Laboratory inventories	382	420
Inventories write-down	(33)	(33)
Inventories	349	387

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3.5              Trade receivables and other current assets

Trade receivables

Trade receivables break down as follows:

In thousands of euros	June 30,	Dec. 31, 2019
	2020
3 months or less	1	4
Between 3 and 6 months	-	-
Between 6 and 12 months	-	-
More than 12 months	-	-
Trade receivables	1	4

The average payment period is 30 days.

Other current assets

In thousands of euros	June 30,	Dec. 31, 2019
	2020
CIR research tax credit	2,955	9,818
Other	16	16
Tax receivables	2,971	9,833
Prepaid expenses	822	495
Sales tax receivables	1,811	1,416
Other miscellaneous receivables	1,942	900
Other receivables	4,575	2,811
Other current assets	7,546	12,644

Tax receivables mainly correspond to research tax credits receivable for first-half 2020 in an amount of €1.6 million, as well as the research tax credits receivable in respect of prior years in an amount of €1.4 million, which had not been received at June 30, 2020.

The increase in other miscellaneous receivables of €1 million compared with December 31, 2019 primarily reflects:

-	a €0.3 million increase corresponding to the transaction costs to be deducted from the issue premium following the initial public offering on the Nasdaq Global Market on July 15, 2020 (see Note 5.3 Events after the reporting date in section 3.2 Condensed interim financial statements of this Interim Financial Report);
-	a €0.7 million increase in the liquidity agreement with Kepler Cheuvreux, reflecting the increase in the share price in the first half of 2020 (see Note 3.7 Shareholders’ equity in section 3.2 Condensed interim financial statements of this Interim Financial Report).

The majority of prepaid expenses correspond to IT maintenance and research and development equipment costs, patent maintenance fees and insurance contributions in respect of the second half of 2020.

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3.6              Cash and cash equivalents

Net cash and cash equivalents	June 30, 2020	Dec. 31, 2019
In thousands of euros
Other cash equivalents(1)	15,019	14,004
Cash at bank and at hand	37,254	21,837
Cash and cash equivalents	52,273	35,840
(1)	Other cash equivalents correspond to bank deposit accounts at Crédit Agricole and Société Générale.

3.7              Shareholders’ equity

Share capital

The share capital is set at €309 thousand at June 30, 2020 divided into 30,914,750 fully authorized, subscribed and paid-up shares with a nominal value of €0.01.

Changes in the share capital during the six months ended June 30, 2020 are as follows:

In euros, apart from number of shares

Date	Nature of the transactions	Share capital	Premiums related to share capital	Number of shares	Nominal value
Balance at Dec. 31, 2019		268,461	86,011,893	26,846,112	0.01
Jan. 26, 2020	Capital increase by issuance of ordinary shares – Vesting of AGAs by Company employees (AGA 2018-2)	633	(633)	63,300	0.01
Feb. 11, 2020	Capital increase by issuance of ordinary shares – Company’s private placement	37,783	14,962,218	3,778,338	0.01
Feb. 2, 2020	Transaction costs related to the Company’s private placement	-	(319,564)	-	-
Apr. 17, 2020	Appropriation of the issue premium	-	(48,000,000)	-	-
June 28, 2020	Capital increase by issuance of ordinary shares – Vesting of AGAs by Company employees (AGA 2019-2)	2,270	(2,270)	227,000	0.01
Balance at June 30, 2020		309,147	52,651,644	30,914,750	0.01

The main impacts on the share capital relate to a private placement (see Note 1.2 Significant events).

Movements related to BSPCE and BSA share warrant plans and AGA free share award plans are described in the sub-sections entitled Share warrants and Free shares (AGA) below.

Liquidity agreement

On January 19, 2018, the Company entered into a new liquidity agreement with Kepler Cheuvreux, replacing the previous liquidity agreement signed with Oddo BHF in 2017, for a period of 12 months renewable by tacit agreement. Under the terms of the agreement, the investment services provider (ISP) is authorized to buy and sell Inventiva treasury shares without interference from the Company in order to ensure the liquidity of the shares on the Euronext market.

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At the date these financial statements were approved, the liquidity agreement with Kepler Cheuvreux was extended for a new period of 12 months from January 1, 2020.

At June 30, 2020, treasury shares acquired by Inventiva through its ISP, as well as the gains or losses resulting from share purchase, sale, issue and cancellation transactions during the first half of 2020, were accounted for as a deduction from equity. Consequently, these transactions had no impact on the Company’s results.

Options and share warrants

Share-based payments correspond to:

-	BSPCE founder share warrants granted to Company employees in 2013 and 2015;
-	BSA share warrants granted to Company directors in 2017, with a subscription price set at €0.53.
-	BSA share warrants granted to Company service providers in 2018, with a subscription price set at €0.48;
-	BSA share warrants granted in 2019 to David Nikodem, a member of Sapidus Consulting Group LLC, a service provider of Inventiva, with a subscription price set at €0.18; and
-	BSA share warrants granted in 2019 to David Nikodem, a member of Sapidus Consulting Group LLC, and Jérémy Goldberg, a member of PG Healthcare LLC, both service providers of Inventiva, with a subscription price set at €0.29.

BSA and BSPCE plan characteristics

At June 30, 2020, outstanding BSPCE share warrant plans are identical to those described in Note 10.3 Share warrants to the 2019 financial statements.

At January 1, 2020, three BSA share warrant plans were outstanding. The plans are described in Note 10.3 Share warrants and Note 1.2 Significant events to the 2019 financial statements.

On March 9, 2020, the Company’s Board of Directors approved two new BSA share warrant plans for two Company service providers. Under the plans, a total of 46,000 share warrants will be granted, as follows:

-	10,000 share warrants (BSA 2019 bis) to Jérémy Goldberg, a member of JPG Healthcare LLC; and
-	36,000 share warrants (BSA 2019 ter) to David Nikodem, a member of Sapidus Consulting Group LLC.

At June 30, 2020, the two plans were subscribed for a price of €0.29 per warrant.

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Movements in BSPCE share warrants and BSA share warrants (in number of shares issuable upon exercise)

Type	Grant date	Exercise price (in euros)	Outstanding at Jan. 1, 2020	Issued	Exercised	Forfeited/ Lapsed	Outstanding at June 30, 2020	Number of exercisable shares

BSPCE – 2013 plan	Dec. 25, 2013	0.59	8,800	-	-	-	8,800	8,800
	TOTAL BSPCE share warrants		8,800	-	-	-	8,800	8,800

BSA – 2017 plan	May 29, 2017	6.67	140,000	-	-	-	140,000	140,000
BSA – 2018 plan	Dec. 14, 2018	6.07	116,000	-	-	-	126,000	38,667
BSA – 2019 plan	June 28, 2019	2.20	10,000	-	-	-	10,000	10,000
BSA – 2019 bis plan	Mar. 9, 2020	3.68	-	10,000	-	-	10,000	-
BSA – 2019 ter plan	Mar. 9, 2020	3.68	-	36,000	-	-	36,000	-
	TOTAL BSA share warrants		266,000	46,000	-	-	312,000	188,667

Total share warrants			274,800	46,000	-	-	320,800	197,467

At June 30, 2020, a total of 88 BSPCE share warrants (or 8,800 shares) and 312,000 BSA share warrants were outstanding. If all the share warrants were exercised, an aggregate 320,800 shares would be issued.

Free share awards

AGA free share award plans

At January 1, 2020, four AGA free share award plans were outstanding: two AGA 2018 plans and two AGA 2019 plans. The plans are described in the 2019 financial statements.

The new shares will rank pari passu with existing ordinary shares of the same category from the time of their issuance. If the shares are quoted on a regulated market, they will be recorded in the Company’s share register and will not be convertible into bearer shares.

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Movements in AGA free shares (in number of shares issuable upon exercise)

Type	Grant date	Reference price (in euros)	Outstanding at Jan. 1, 2020	Issued	Exercised	Forfeited/ Lapsed	Outstanding at June 30, 2020	Number of exercisable shares

AGA – 2018-2 plan	Jan. 26, 2018	5.76	63,300	-	(63,300)	-	-	-
AGA – 2018-3 plan	Dec. 14, 2018	6.28	227,250	-	-	-	227,250	-
AGA – 2019-1 plan	June 28, 2019	2.00	37,500	-	-	(8,400)	29,100	-
AGA – 2019-2 plan	June 28, 2019	2.00	228,000	-	(227,000)	(1,000)	-	-

Total AGA free shares			556,050	-	(290,300)	(9,400)	256,350	-

At June 30, 2020, a total of 256,350 AGA free shares were outstanding.

During the period:

-	the AGA 2018-2 plan vested, whereupon 63,300 new shares were issued; and
-	the AGA 2019-2 plan vested, whereupon 227,000 new shares were issued.

The AGA 2018-3 free shares will vest from December 14, 2020, subject to continued employment. The AGA 2019-1 free shares will vest from January 28, 2021, subject to continued employment.

Share-based payments with respect to AGA frees shares totaled €553 thousand in first-half 2020 versus €582 thousand in first-half 2019, and were recognized in personnel costs.

Basic and diluted loss per share

Basic earnings (loss) per share are calculated by dividing net income (loss) attributable to owners of the Company by the weighted average number of ordinary shares outstanding during the period.

In euros	First-half 2020	First-half 2019
Net loss for the period	(15,659)	(20,545)
Weighted average number of shares outstanding used to calculate basic/diluted loss per share	29,894,757	22,160,448
Basic/diluted loss per share	(0.52)	(0.93)

As a loss was recorded in first-half 2020 and first-half 2019, diluted loss per share is identical to basic loss per share. Share-based payment plans (BSAs, BSPCEs and AGAs) are not included as their effects would be anti-dilutive.

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3.8              Debt

In thousands of euros	June 30, 2020	Dec. 31, 2019

Bank borrowings	10,013	74
Other loans and similar borrowings(1)	4	3
Lease liabilities	10	37
Total debt	10,027	114
(1) Including current bank overdraft facilities and accrued interest payable on borrowings.

Bank borrowings correspond to two loans taken out in 2015 with Crédit Agricole and Société Générale.

In May 2020, the Company obtained financing for a total amount of €10 million from a syndicate of French banks, in the form of three loans guaranteed by the French State. The loans mature in May 2021, and the Company has the option to extend the maturity date for up to an additional four years.

The breakdown between long-term and short-term debt is as follows:

June 30, 2020	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
In thousands of euros
Bank borrowings	10,013	-	-	-
Other loans and similar borrowings	4	-	-	-
Lease liabilities	10	-	-	-
Total debt	10,027	-	-	-

The maturity of long-term debt and of short-term borrowings and debt is determined according to repayment estimates at June 30, 2020.

Dec. 31, 2019	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
In thousands of euros
Bank borrowings	74	-	-	-
Other loans and similar borrowings	3	-	-	-
Lease liabilities	35	2	-	-
Total long-term debt	112	2	-	-

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Movements in the period break down as follows:

In thousands of euros
Jan. 1, 2020	114
Subscription of bank borrowings	9,979
Repayment of bank borrowings	(48)
Repayment of lease liabilities	(27)
Accrued interest	22
Interest paid	(13)
June 30, 2020	10,027

3.9              Provisions

In thousands of euros	Jan. 1, 2020	Additions	Reversals	June 30, 2020

Long-term provisions	574	-	-	574
Short-term provisions	1,264	47	-	1,310
Total provisions	1,837	47	-	1,884

Provisions booked at June 30, 2020 and December 31, 2019 relate to the findings of the tax audit carried out in 2016 and 2017 on payroll taxes and the CIR research tax credit in respect of the period from January 1, 2013 to December 31, 2017.

Payroll taxes

The request for stay of payment lodged on October 17, 2018 was accepted on February 11, 2019 by the French tax authorities following the proposal by the Company to provide a surety in the form of a bank guarantee (see Note 1.2 Significant events and Note 22 Off-balance sheet commitments to the 2019 financial statements).

Following the tax audit carried out in 2019 on the Company’s payroll taxes for fiscal years 2016, 2017 and 2018, the Company received a proposed tax adjustment of €1.7 million (including penalties and late payment interest) in December 2019. On June 16, 2020, the Company received a response from the French tax authorities with regard to said dispute, granting it a concession with respect to the payroll taxes for fiscal year 2018. For fiscal years 2016 and 2017, there were no significant developments during the period and the status of the procedure remains as described at December 31, 2019.

Accordingly, at December 31, 2019:

-	The provision for fiscal years 2016 and 2017 was increased to €1.3 million (from €1.1 million at December 31, 2018), with the difference corresponding to additional late payment interest.
-	No other provision was booked for fiscal year 2018 following the proposed adjustment received in December 2019 as the Company believes that the authorities will most likely grant it a concession given its current situation and given that the subsidy pertaining to the Asset Purchase Agreement (APA) with Abbott terminated in August 2017.

(See Note 12 Provisions to the 2019 annual financial statements)

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In the first half of 2020, the Company continued to dispute the collection notice with respect to payroll taxes for an amount of €1.3 million (including penalties and late payment interest). However, there were no significant developments during the period and the status of the proceedings remains as described at December 31, 2019 in the 2019 annual financial statements.

The net impact on the income statement for the first half of 2020 related to the recognition of additional late payment interest and penalties for fiscal years 2016 and 2017.

CIR research tax credit

In the first half of 2020, the challenge procedure – mainly relating to the CIR research tax credit for fiscal years 2013 to 2015 covered by the tax audit – was still ongoing and the Company is still awaiting a decision concerning the claims lodged with the French tax authorities. There were no significant developments during the period and the status of the procedure remains as described at December 31, 2019.

Based on the ongoing discussions, the maximum estimated tax adjustment risk in respect of the CIR research tax credit for fiscal years 2013 to 2015 and 2017 was €0.6 million at June 30, 2020. No changes were recognized in the income statement for the six months ended June 30, 2020.

3.10          Provisions for retirement benefit obligations

Retirement benefit obligations are determined based on the rights set forth in the national collective bargaining agreement for the French pharmaceutical industry (IDCC 176/Brochure 3104) and in accordance with IAS 19 – Employee Benefits. These rights depend on the employee’s final salary and seniority within the Company at his/her retirement date.

Net provision

The provision recorded in respect of defined benefit schemes at the end of each reporting period is shown in the table below:

In thousands of euros	June 30, 2020	Dec. 31, 2019

Retirement benefit obligations	1,215	1,127
Total obligation	1,215	1,127

Given the absence of plan assets at June 30, 2020 and December 31, 2019, the total amount of the provision corresponds to the estimated obligation at those dates.

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Changes in the net provision

Changes in the provision recorded in respect of defined benefit schemes break down as follows:

In thousands of euros	June 30, 2020	Dec. 31, 2019

Provision at beginning of period	1,127	1,029
Expense for the period	(104)	(1)
Actuarial gains or losses recognized in other comprehensive income	17	(96)
Provision at end of period	(1,215)	1,127

Breakdown of expense recognized for the period

In thousands of euros	June 30, 2020	Dec. 31, 2019

Service cost for the period	(100)	(195)
Interest cost for the period	(4)	(16)
Plan curtailments and modifications	-	157
Benefits for the period	-	53
Total	(104)	(1)

3.11          Trade payables and other current liabilities

In thousands of euros	June 30, 2020	Dec. 31, 2019

Trade payables	8,529	7,491
Other current liabilities	5,338	4,998
Trade payables and other current liabilities	13,867	12,489

Trade payables

Trade payables break down as follows:

In thousands of euros	June 30, 2020	Dec. 31, 2019
Due in 30 days	8,469	7,414
Due in 30-60 days	60	77
Due in more than 60 days	0	-
Trade payables	8,529	7,491

No calculations have been made to discount trade payables and other current liabilities to present value, as payment is always due within one year at the end of the reporting period.

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Other current liabilities

In thousands of euros	June 30, 2020	Dec. 31, 2019

Employee-related payables	989	1,124
Accrued payroll and other employee-related taxes	1,421	1,041
Sales tax payables	844	668
Other accrued taxes and employee-related expenses	105	177
Other miscellaneous payables	1,979	1,988
Other current liabilities	5,338	4,998

Other miscellaneous payables correspond to an accrued expense to the French tax authorities recognized in 2018 following receipt of the collection notice with respect to payroll taxes (see Note 3.9 Provisions of this Interim Financial Report).

Accrued payroll and other employee-related taxes mainly relate to payables to social security and employee-benefit organizations such as URSSAF, KLESIA and APGIS for the second quarter of the year.

Other accrued taxes and employee-related expenses mainly concern provisions for payroll taxes, such as professional training charges, the apprenticeship tax and the employer contribution to construction investment in France.

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3.12          Financial assets and liabilities

The table below presents the carrying amount of financial assets and liabilities by IFRS 9 accounting category:

In thousands of euros	June 30, 2020
Financial assets	Financial assets carried at amortized cost	Financial assets carried at fair value through profit or loss	Liabilities carried at amortized cost	Total
Long-term deposit accounts	1,803	-	-	1,803
Non-current accrued income	2,000	-	-	2,000
Trade receivables	1	-	-	1
Other miscellaneous receivables	1,623	-	-	1,623
Cash and cash equivalents	52,273	-	-	52,273
Total	57,701	-	-	57,701

Financial liabilities
Long-term debt(1)	-	-	0	0
Short-term debt(1)	-	-	10,027	10,027
Trade payables	-	-	8,529	8,529
Other miscellaneous payables	-	-	1,979	1,979
Total	-	-	20,535	20,535
(1)	Including lease liabilities relating to leased assets falling within the scope of IFRS 16.

In thousands of euros	Dec. 31, 2019
Financial assets	Financial assets carried at amortized cost	Financial assets carried at fair value through profit or loss	Liabilities carried at amortized cost	Total
Long-term deposit accounts	801	-	-	801
Non-current accrued income	2,000	-	-	2,000
Trade receivables	4	-	-	4
Other miscellaneous receivables	900	-	-	900
Cash and cash equivalents	35,840	-	-	35,840
Total	39,545	-	-	39,545

Financial liabilities
Long-term debt(1)	-	-	2	2
Short-term debt(1)	-	-	113	113
Trade payables	-	-	7,491	7,491
Other miscellaneous payables	-	-	1,988	1,988
Total	-	-	9,594	9,594
(1)	Including lease liabilities relating to leased assets falling within the scope of IFRS 16.

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4.                  Notes to the income statement

4.1              Revenue and other income

In thousands of euros	First-half 2020	First-half 2019
Revenue	161	1,333
Total revenue	161	1,333
Tax credits	1,597	2,198
Subsidies	-	-
Other	10	-
Other operating income	1,607	2,198
Total revenue and other income	1,768	3,531

4.2              Operating expenses

First-half 2020 In thousands of euros	Research and development costs	Marketing – Business development expenses	General and administrative expenses	Total
Disposables	(564)	-	-	(564)
Energy and liquids	(280)	-	-	(280)
Patents	(161)	-	-	(161)
Studies	(6,165)	-	-	(6,165)
Maintenance	(362)	-	-	(362)
Fees	(113)	-	(710)	(824)
IT systems	(275)	(4)	(24)	(303)
Support costs (including taxes)	-	-	(235)	(235)
Personnel costs	(3,917)	(109)	(1,515)	(5,541)
Depreciation, amortization and provisions	(425)	-	(91)	(516)
Other operating expenses	(311)	(9)	(808)	(1,128)
Total operating expenses	(12,574)	(123)	(3,383)	(16,079)

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First-half 2019 In thousands of euros	Research and development costs	Marketing – Business development expenses	General and administrative expenses	Total
Disposables	(973)	-	-	(973)
Energy and liquids	(277)	-	-	(277)
Patents	(213)	-	-	(213)
Studies	(11,771)	-	-	(11,771)
Maintenance	(458)	-	-	(458)
Fees	(156)	-	(662)	(818)
IT systems	(383)	(4)	(24)	(411)
Support costs (including taxes)	-	-	(297)	(297)
Personnel costs	(4,403)	(97)	(1,312)	(5,811)
Depreciation, amortization and provisions	(533)	-	(89)	(621)
Other operating expenses	(481)	(34)	(750)	(1,265)
Total operating expenses	(19,646)	(135)	(3,132)	(22,913)

Personnel costs and headcount

First-half 2020 In thousands of euros	Research and development costs	Marketing – Business development expenses	General and administrative expenses	Total
Wages, salaries and similar costs	(2,245)	(99)	(810)	(3,155)
Payroll taxes	(1,223)	4	(514)	(1,732)
Provisions for retirement benefit obligations	(70)	(0)	(30)	(100)
Share-based payments	(379)	(14)	(160)	(553)
Total personnel costs	(3,917)	(109)	(1,515)	(5,541)

First-half 2019 In thousands of euros	Research and development costs	Marketing – Business development expenses	General and administrative expenses	Total
Wages, salaries and similar costs	(2,853)	(94)	(787)	(3,734)
Payroll taxes	(1,136)	7	(287)	(1,417)
Provisions for retirement benefit obligations	36	-	21	57
Share-based payments	(450)	(10)	(259)	(718)
Total personnel costs	(4,403)	(97)	(1,312)	(5,811)

The Company had 86 employees at June 30, 2020, compared with 123 at June 30, 2019.

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4.3              Other operating income and expenses

Other operating income and expenses break down as follows:

In thousands of euros	First-half 2020	First-half 2019
Accrued income from Abbott – payroll taxes	-	36
Total other operating income	-	36
Accrued expense to the French tax authorities – payroll taxes	-	-
Provision for tax risk – payroll taxes	(47)	(36)
Accrued restructuring expenses	-	(1,095)
Transaction costs	(1,307)	(179)
Total other operating expenses	(1,354)	(1,309)
Other operating income (expenses)	(1,354)	(1,274)

In the first half of 2020, other operating expenses mainly comprised the transaction costs linked to the initial public offering on the Nasdaq Global Market in an amount of €1.3 million, which could not be deducted from the issue premium.

The expenses associated with several operations (initial public offering and capital increase) are recognized separately. Concerning the initial public offering, the expenses relating to the new shares offered are deducted from the issue premium, while the expenses relating to existing shares are recognized as transaction costs. Accordingly, the amount of the transaction costs is determined after taking into account the final impact of the initial public offering on the Nasdaq Global Market.

4.4              Financial income and expenses

In thousands of euros	First-half 2020	First-half 2019
Income from cash equivalents	20	145
Foreign exchange gains	27	9
Total financial income	48	153
Interest cost	(16)	(4)
Losses on cash equivalents	-	-
Foreign exchange losses	(22)	(30)
Other financial expenses	-	-
Discounting losses	(4)	(8)
Total financial expenses	(41)	(42)
Net financial income	6	111

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4.5              Income tax

The income tax calculation for interim periods is set out in Note 2.6 Specific disclosure requirements for interim financial statements.

The Company recorded a tax loss in the years ended December 31, 2019 and 2018 as well as in the six months ended June 30, 2020. As recovery of these tax losses in subsequent periods was considered unlikely due to the uncertainty inherent in the Company’s activity, no deferred tax assets were recognized at June 30, 2020 or at December 31, 2019.

5.                  Other financial information

5.1              Off-balance sheet commitments

Commitments given- Financial instruments pledged as collateral

At June 30, 2020, three pledges of deposit accounts were in place:

-	As collateral for the loan from Société Générale agreed on July 7, 2015 for €254 thousand at a fixed annual rate of 0.90% repayable in regular installments over a 60-month term, a deposit account was pledged with a balance of €100 thousand as of the pledge date, i.e., July 7, 2015.
-	Two pledges over cash, for a total amount of €1.7 million:
o	one pledge over cash of €0.7 million was granted by the Company on February 1, 2019, equivalent to 50% of the sum not covered by the indemnity to be received from the Abbott group under the Additional Agreement, and
o	in accordance with the initial undertaking, an additional pledge over cash of €1 million was granted by the Company on June 30, 2020, as the dispute to which the guarantee pertains remains unresolved.

The pledges were granted as part of the surety provided by the Company to the French tax authorities in connection with its tax disputes, in the form of a €3.4 million bank guarantee from Crédit Agricole (see Note 3.9 Provisions).

Commitments received - Agreements concerning the provision of facilities

-	Agreement with Novolyze

On October 13, 2015, the Company signed a contract to make its premises and facilities available to Novolyze for a 36-month period beginning October 19, 2015. Pursuant to an amendment signed on October 19, 2016, the monthly rent was increased to €5 thousand as from November 1, 2017, with an annual rate of increase of 2%. For first-half 2020, the total commitment received amounted to €105 thousand and commitments relating to future payments amounted to €128 thousand.

-	Agreement with Genoway

On November 4, 2015, the Company signed a contract to make its premises and facilities available to Genoway for an initial three-year period beginning December 1, 2015. On July 1, 2017, the contract was amended, extending its duration for a period of three years to June 30, 2019 and renewable by tacit agreement for a further three years thereafter, namely until June 30, 2022. The monthly rent was increased to €15 thousand as from December 1, 2017. For first-half 2020, the total commitment received amounted to €278 thousand and commitments relating to future payments amounted to €376 thousand.

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-	Agreement with Synthecob

On March 21, 2016, the Company signed a contract to make its research equipment and services available to Synthecob for a two-year period beginning April 1, 2016. Pursuant to an amendment signed on January 1, 2017, the monthly rent was increased to €2.4 thousand until March 30, 2018 and then to €2.5 thousand. It was increased again to €2.7 thousand as from September 1, 2018. At June 30, 2020, the total commitment received amounted to €16 thousand and commitments relating to future payments amounted to €59 thousand.

5.2              Related-party transactions

No new material transactions were concluded with related parties of the Company during first-half 2020.

5.3              Events after the reporting date

USD 107.7 million initial public offering on the Nasdaq Global Market

On July 15, 2020, Inventiva closed its initial public offering on the Nasdaq Global Market of a total of 7,478,261 ordinary new shares in the form of American Depositary Shares (ADSs), at an offering price of USD 14.40 per share (the Offering).

The aggregate gross proceeds of the Offering, before deducting underwriting commissions and estimated expenses payable by the Company, were approximately USD 107.7 million (€94.9 million). The net proceeds from the Offering will mostly be used to complete the preparatory stages and launch a Phase III clinical trial for lanifibranor in the treatment of NASH, and to continue with the development of odiparcil. The capital increase enables the Company to continue to finance its activities through the fourth quarter of 2022.

Following settlement-delivery on July 15, 2020, Inventiva’s share capital amounted to €383,930.11 divided into 38,393,011 shares. The ordinary shares are fungible with the existing shares of the Company and have been admitted to trading on the regulated market of Euronext Paris under the symbol “IVA”. The ADSs are listed on the Nasdaq Global Market under the symbol “IVA” and began trading on July 10, 2020.

Completion of a future currency contract for USD 40 million

In September 2020, the Company completed two future currency contracts for a total amount of USD 40 million to protect its activities against EUR-USD exchange rate fluctuations in accordance with its investment policy.

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4.              Persons responsible

4.1.      Person responsible for the Interim Financial Report

Frédéric Cren

Chairman and CEO of Inventiva S.A.

4.2.      Declaration by the person responsible for the Interim Financial Report

I hereby declare that, to the best of my knowledge, (i) the condensed interim financial statements have been prepared in accordance with applicable accounting standards and provide a true and fair view of the assets, liabilities, financial position and results of the Company, and (ii) that the Interim Financial Report provides a true and fair view of the significant events that occurred during the first six months of the year and their impact on the financial statements, the principal transactions between related parties, as well as a description of the principal risks and uncertainties for the remaining six months of the year.

September 15, 2020

Frédéric Cren

Chairman and CEO

4.3.      Person responsible for financial information

Jean Volatier

Chief Administrative and Financial Officer

Address: 50, rue de Dijon, 21121 Daix, France

Telephone: +33 (0)3 80 44 75 28

Email: jean.volatier@inventivapharma.com

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